Filed Pursuant to Rule 424(b)(3)

Registration No. 333-175800

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 23, 2013)

Momentive Performance Materials Inc.

$525,687,000

9.0% Second-Priority Springing Lien Notes due 2021

This is supplement No. 1 to Momentive Performance Materials Inc.’s (“Momentive”) prospectus dated April 23, 2013 that relates to Momentive’s 9.0% Second-Priority Springing Lien Notes due 2021 (the “Notes”) and the related guarantees thereof that previously have been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-175800.

The selling security holder may sell the Notes covered by this prospectus in one or more transactions, directly to purchasers or through underwriters, brokers or dealers or agents, in public or private transactions, at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. See “Plan of Distribution.”

We will not receive any of the proceeds from the sale of the Notes by the selling security holder. The selling security holder will pay any brokerage commissions and/or similar charges incurred for the sale of the Notes.

Recent Developments

We have attached to this prospectus supplement the Quarterly Report on Form 10-Q of Momentive for the quarterly period ended June 30, 2013 of Momentive filed on August 13, 2013. The attached information updates and supplements, and should be read together with, Momentive’s prospectus dated April 23, 2013, as supplemented from time to time.

See “Risk Factors” beginning on page 15 of the prospectus for a discussion of certain risks you should consider before making an investment decision in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 16, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 333-146093

Momentive Performance Materials Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-5748297
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

260 Hudson River Road Waterford, NY 12188	(518) 233-3370
(Address of principal executive offices including zip code)	(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller Reporting Company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

The number of shares of common stock of the Company, par value $0.01 per share, outstanding as of the close of business on August 9, 2013, was 100 shares, all of which were held by Momentive Performance Materials Holdings Inc.

MOMENTIVE PERFORMANCE MATERIALS INC.

Condensed Consolidated Balance Sheets (Unaudited)

(Dollar amounts in millions)

	June 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $5 at June 30, 2013)	$123	$110
Accounts receivable (net of allowance for doubtful accounts of $3)	325	293
Due from affiliates	3	6
Inventories (note 6)	405	374
Prepaid expenses	10	14
Income tax receivable	2	3
Deferred income taxes (note 8)	8	6
Other current assets	51	41

Total current assets	927	847
Property and equipment, net	958	1,016
Other long-term assets	117	108
Income tax receivable	1	1
Deferred income taxes (note 8)	26	27
Intangible assets, net	464	493
Goodwill	383	412

Total assets	$2,876	$2,904

Liabilities and Deficit
Current liabilities:
Trade payables	$296	$254
Short-term borrowings (note 7)	5	6
Accrued expenses and other liabilities	139	157
Accrued interest	86	83
Due to affiliates	3	3
Accrued income taxes	8	6
Deferred income taxes (note 8)	19	19
Current installments of long-term debt (note 7)	27	29

Total current liabilities	583	557
Long-term debt (note 7)	3,114	3,081
Other liabilities	58	56
Pension liabilities (note 10)	313	311
Deferred income taxes (note 8)	43	47

Total liabilities	4,111	4,052

Commitments & contingencies (note 9)
Deficit:
Common stock—$0.01 par value; 100 shares authorized, issued and outstanding at June 30, 2013 and December 31, 2012	—	—
Additional paid-in capital	716	606
Accumulated deficit	(2,065)	(1,934)
Accumulated other comprehensive income	114	180

Total deficit	(1,235)	(1,148)

Total liabilities and deficit	$2,876	$2,904

See accompanying notes to condensed consolidated financial statements.

MOMENTIVE PERFORMANCE MATERIALS INC.

Condensed Consolidated Statements of Operations (Unaudited)

(Dollar amounts in millions)

	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net sales	$610	$627	$1,180	$1,220
Costs and expenses:
Cost of sales, excluding depreciation	443	458	833	883
Selling, general and administrative expenses	94	113	192	213
Depreciation and amortization expenses	43	48	87	94
Research and development expenses	16	17	33	35
Restructuring and other costs (note 3)	4	15	8	24

Operating income (loss)	10	(24)	27	(29)
Other income (expense):
Interest expense, net	(79)	(64)	(157)	(126)
Other income, net	1	8	1	11
Loss on extinguishment and exchange of debt	—	(6)	—	(6)

Loss before income taxes and earnings from unconsolidated entities	(68)	(86)	(129)	(150)
Income taxes (note 8)	3	4	5	4

Loss before earnings from unconsolidated entities	(71)	(90)	(134)	(154)
Earnings from unconsolidated entities	1	2	3	1

Net loss	$(70)	$(88)	$(131)	$(153)

See accompanying notes to condensed consolidated financial statements.

MOMENTIVE PERFORMANCE MATERIALS INC.

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(Dollar amounts in millions)

	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net loss	$(70)	$(88)	$(131)	$(153)
Other comprehensive income (loss), net of tax:
Foreign currency translation	(18)	17	(64)	(13)
Pension and postretirement benefits	(3)	2	(2)	1

Other comprehensive loss	$(91)	$(69)	$(197)	$(165)

See accompanying notes to condensed consolidated financial statements.

MOMENTIVE PERFORMANCE MATERIALS INC.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(Dollar amounts in millions)

	Six-month period ended
	June 30, 2013	June 30, 2012
Cash flows from operating activities:
Net loss	$(131)	$(153)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	87	94
Loss on extinguishment and exchange of debt	—	6
Amortization of debt discount and issuance costs	5	9
Deferred income taxes	(3)	(4)
Earnings from unconsolidated entities	(3)	(1)
Stock-based compensation expense	1	—
Pension curtailment gain	—	(1)
Unrealized foreign currency losses	4	11
Other non-cash adjustments	1	(4)
Changes in operating assets and liabilities:
Accounts receivable	(39)	(33)
Inventories	(40)	(10)
Due to/from affiliates	2	(4)
Accrued income taxes	4	2
Prepaid expenses and other assets	(6)	10
Trade payables	56	12
Accrued expenses and other liabilities	(4)	13

Net cash used in operating activities	(66)	(53)

Cash flows from investing activities:
Capital expenditures	(39)	(53)
Purchases of intangible assets	(2)	(1)
Change in restricted cash	(5)	—

Net cash used in investing activities	(46)	(54)

Cash flows from financing activities:
Debt issuance costs	(11)	(8)
(Decrease) increase in short-term borrowings	(1)	1
Proceeds from long-term debt	279	469
Payments of long-term debt	(247)	(440)
Proceeds from capital contribution	102	—

Net cash provided by financing activities	122	22

Increase (decrease) in cash and cash equivalents	10	(85)
Effect of exchange rate changes on cash	(2)	(2)
Cash and cash equivalents (unrestricted), beginning of period	110	199

Cash and cash equivalents (unrestricted), end of period	$118	$112

Supplemental information
Capital expenditures included in trade payables	$9	$18

See accompanying notes to condensed consolidated financial statements.

MOMENTIVE PERFORMANCE MATERIALS INC.

Condensed Consolidated Statements of Equity (Deficit) (Unaudited)

(Dollar amounts in millions)

	Common Shares	Common Stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total equity (deficit)

Balance December 31, 2012	100	$—	$606	$(1,934)	$180	$(1,148)
Stock option activity and other	—	—	1	—	—	1
Net loss	—	—	—	(131)	—	(131)

Capital contribution from parent	—	—	102	—	—	102
Non-cash capital contribution from parent	—	—	7	—	—	7
Foreign currency translation adjustment—net	—	—	—	—	(64)	(64)
Pension and postretirement benefit adjustments—net	—	—	—	—	(2)	(2)

Balance at June 30, 2013	100	$—	$716	$(2,065)	$114	$(1,235)

See accompanying notes to condensed consolidated financial statements.

MOMENTIVE PERFORMANCE MATERIALS INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions)

(1)	Business and Basis of Presentation

Momentive Performance Materials Inc. (the “Company” or “MPM”) was incorporated in Delaware on September 6, 2006 as a wholly-owned subsidiary of Momentive Performance Materials Holdings Inc. (MPM Holdings and together with its subsidiaries, the MPM Group) for the purpose of acquiring the assets and stock of various subsidiaries of General Electric Company (GE) that comprised GE’s Advanced Materials (GEAM or the Predecessor) business. The acquisition was completed on December 3, 2006 (the GE Advanced Materials Acquisition). GEAM was comprised of two businesses, GE Silicones and GE Quartz, and was an operating unit within the Industrial segment of GE. On October 1, 2010, the newly formed holding companies of MPM Holdings and Momentive Specialty Chemicals Holdings LLC (formerly known as Hexion LLC), the parent company of Momentive Specialty Chemicals Inc. (formerly known as Hexion Specialty Chemicals, Inc.), merged, with the surviving entity renamed Momentive Performance Materials Holdings LLC. The Company refers to this transaction as the “Momentive Combination”. As a result of the merger, Momentive Performance Materials Holdings LLC (Momentive Holdings) became the ultimate parent company of Momentive Performance Materials Inc. and Momentive Specialty Chemicals Inc. Momentive Holdings is controlled by investment funds managed by affiliates of Apollo Management Holdings, LP. (together with Apollo Global Management, LLC and subsidiaries, “Apollo”).

The Company is comprised of two businesses, Silicones and Quartz. Silicones is a global business engaged in the manufacture, sale and distribution of silanes, specialty silicones and urethane additives. Quartz, also a global business, is engaged in the manufacture, sale and distribution of high-purity fused quartz and ceramic materials. The Company is headquartered in Waterford, New York.

Momentive Performance Materials Inc. is comprised of the following legal entities and their wholly-owned subsidiaries: Momentive Performance Materials USA Inc.; Momentive Performance Materials Worldwide Inc.; Momentive Performance Materials China SPV Inc.; Juniper Bond Holdings I LLC; Juniper Bond Holdings II LLC; Juniper Bond Holdings III LLC; and Juniper Bond Holdings IV LLC.

In the Americas, Silicones has manufacturing facilities in Waterford, New York; Sistersville, West Virginia; New Smyrna Beach, Florida; Itatiba, Brazil; and custom elastomers compounding operations in Chino, California and Garrett, Indiana. In the Americas, Quartz manufactures in Strongsville, Ohio; Willoughby, Ohio; Richmond Heights, Ohio and Newark, Ohio. A majority of the manufacturing personnel in Waterford, New York; Sistersville, West Virginia and Willoughby, Ohio are covered by collective bargaining agreements.

Silicones has manufacturing facilities outside the Americas in Leverkusen, Germany; Nantong, China; Ohta, Japan; Rayong, Thailand; Bergen op Zoom, Netherlands; Lostock, U.K.; Termoli, Italy; Antwerp, Belgium and Chennai, India. Quartz’ non-U.S. manufacturing facilities are located in Kozuki, Japan; Wuxi, China and Geesthacht, Germany. In Europe, employees at the Leverkusen, Bergen op Zoom, Termoli, and Geesthacht facilities are covered by collective bargaining agreements.

In July 2013, the labor union representing the Willoughby, Ohio, and Waterford, New York facilities ratified a new three-year collective bargaining agreement. In April 2013, the labor union representing the Sistersville, West Virginia facility ratified a one-year extension of the existing collective bargaining agreement, extending the agreement until July 2014. The Company does not have significant collective bargaining agreements that will expire before the end of 2013.

In the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods. Year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Pursuant to the rules and regulations of the Securities and Exchange Commission, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the accompanying notes included in the Company’s most recent Annual Report on Form 10-K.

The Company has evaluated subsequent events from the balance sheet date through August 13, 2013, the date at which the financial statements were available to be issued, and determined there are no other items that require adjustments to and/or disclosures in the unaudited condensed consolidated financial statements.

(2)	Summary of Significant Accounting Policies

The following is an update of the significant accounting policies followed by the Company.

(a)	Use of Estimates

The preparation of the unaudited condensed consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, goodwill and intangibles, valuation allowances for receivables, inventories, deferred income tax assets and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(b)	Recently Issued Accounting Standards

Newly Issued and Adopted Accounting Standards

On February 5, 2013, the Company adopted the provisions of Accounting Standards Update No. 2013-02: Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 amended existing comprehensive income guidance and is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires additional detail about the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income. ASU 2013-02 allows an entity to provide information about the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The adoption of ASU 2013-02 did not have a material impact on the Company’s Condensed Consolidated Financial Statements. See Note 13 for the disclosures required by the adoption of ASU 2013-02.

(c)	Liquidity

For the last twelve months ended June 30, 2013, the Company’s cash flow from operations was insufficient to cover its interest payments, and the Company may continue to experience such shortfalls in the future. The Company’s ability to make scheduled payments of principal, to pay interest on, or to refinance its indebtedness, or to fund operations and capital expenditures, will depend on its ability to generate cash in the future. To the extent that the Company’s cash flow from operations is insufficient to fund its debt service obligations, the Company would be dependent on its existing liquidity, made up of cash balances and borrowing availability under the ABL Facility and Cash Flow Facility, to meet its debt service obligations and to fund operations and capital expenditures. The Company’s ability to generate cash in the future is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond its control.

Based on the Company’s current assessment of its operating plan and the general economic outlook, the Company believes that cash flow from operations and available cash and cash equivalents, including available borrowings under its secured revolving credit facilities, will be adequate to meet its liquidity needs for at least the next twelve months.

(3)	Restructuring and Other Costs

Included in restructuring and other costs are costs related to restructuring (primarily severance payments associated with workforce reductions) and services and other expenses associated with transformation savings activities.

In the second quarter of 2012, in response to the uncertain economic outlook, the Company announced additional significant restructuring programs with the intent to optimize its cost structure. Prior to the second quarter of 2012, the Company had recognized significant restructuring costs primarily related to the Momentive Combination. As of June 30, 2013, the costs expected to be incurred on restructuring activities are estimated at $14, consisting mainly of workforce reductions. The Company estimates that these restructuring cost activities will occur over the next 6 to 9 months.

The following table summarizes restructuring information by type of cost:

	Workforce reductions	Total
Future restructuring costs expected to be incurred	$14	$14
Cumulative restructuring costs incurred through June 30, 2013	$35	$35

Accrued liability at December 31, 2012	17	17
Restructuring charges	—	—
Payments	(9)	(9)

Balance as of June 30, 2013	$8	$8

Workforce reduction costs primarily relate to non-voluntary employee termination benefits and are accounted for under the guidance for nonretirement postemployment benefits or as exit and disposal costs, as applicable. During the three and six months ended June 30, 2013, charges of $0 and $0 were recorded in “Restructuring and other costs” in the unaudited Condensed Consolidated Statements of Operations. During the three and six months ended June 30, 2012, charges of $12 and $16 were recorded in “Restructuring and other costs” in the unaudited Condensed Consolidated Statements of Operations. At June 30, 2013 and December 31, 2012, the Company had accrued $8 and $17, respectively, for restructuring liabilities in “Accrued expenses and other liabilities” in the unaudited Condensed Consolidated Balance Sheets. All of the restructuring activity related to the Silicones business.

For the three-month periods ended June 30, 2013 and 2012, the Company recognized other costs of $4 and $3, respectively. For the six-month periods ended June 30, 2013 and 2012, the Company recognized other costs of $8 and $8, respectively. These costs are primarily comprised of one-time payments for services and integration expenses.

(4) Related Party Transactions

On October 1, 2010 in connection with the closing of the Momentive Combination, the Company entered into a shared services agreement with MSC. Under this agreement, as amended on March 17, 2011 (the “Shared Services Agreement”), the Company provides to MSC, and MSC provides to the Company, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, technology development, legal and procurement services. The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between MSC and the Company. Pursuant to this agreement, during the three-month periods ended June 30, 2013 and 2012, the Company incurred approximately $46 and $75, respectively, of net costs for shared services and MSC incurred approximately $61 and $79, respectively, of net costs for shared services. Included in the net costs incurred for shared services under the Shared Services Agreement during the three-month periods ended June 30, 2013 and 2012, were estimated or initial billings from MSC to the Company of $14 and $9, respectively, to bring the percentage of total net incurred costs for shared services under the Shared Services Agreement to the applicable allocation percentage. The allocation percentage was initially set at 51% for the MSC and 49% for the Company at the inception of the agreement, and is currently set at 57% for MSC and 43% for the Company following a routine review by the Steering Committee in accordance with the terms of the Shared Services Agreement. During the six-month periods ended June 30, 2013 and 2012, the Company realized approximately $6 and $13, respectively, in cost savings as a result of the Shared Services Agreement. The Company had accounts receivable of less than $1 as of June 30, 2013 and December 31, 2012, respectively, and accounts payable to MSC of $2 and less than $1 at June 30, 2013 and December 31, 2012, respectively.

Momentive Holdings purchases insurance policies which also cover the Company and MSC. Amounts are billed to the Company based on the Company’s relative share of the insurance premiums. The Company had accounts payable to Momentive Holdings of approximately $1 and $3 under these arrangements at June 30, 2013 and December 31, 2012, respectively.

On March 17, 2011, the Company entered into an amendment to the Shared Services Agreement with MSC to reflect the terms of the Master Confidentiality and Joint Development Agreement by and between MSC and the Company entered into on the same date.

In connection with the GE Advanced Materials Acquisition, MPM Holdings entered into a management consulting and advisory services agreement with Apollo and its affiliates for the provision of management and advisory services for an initial term of up to twelve years. The Company also agreed to indemnify Apollo and its affiliates and their directors, officers, and representatives for potential losses relating to the services contemplated under these agreements. Terms of the agreement provide for annual fees of $3.5 plus out of pocket expenses, payable in one lump sum annually, and provide for a lump-sum settlement equal to the net present value of the remaining annual management fees payable under the remaining term of the agreement in connection with a sale or initial public offering by the Company. This annual management fee has been waived for 2013.

The Company sells products to various affiliated businesses (affiliates). For the three-month period ended June 30, 2013, sales to affiliates amounted to $8. Receivables from affiliates were less than $3 at June 30, 2013.

The Company purchases products and services from various affiliates. Purchases under these agreements amounted to $8 for the three-month period ended June 30, 2013. Payables to affiliates as of June 30, 2013, resulting from procurement activity and services were less than $1.

Through May 17, 2013, the Company was a party to an (i) off-take agreement (the “Old Off-Take Agreement”) with Asia Silicones Monomer Limited (“ASM”), which was 50% owned by GE Monomer (Holdings) Pte Ltd. up until such date, and (ii) a long-term supply agreement with GE and GE Monomer (Holdings) Pte. Ltd. (the “Old GE Supply Agreement”), which was entered into at the closing of the GE Advanced Materials Acquisition. Under the Old Off-Take Agreement, ASM was obligated to provide siloxane and certain related products to the Company through 2014 (or until certain ASM financing obligations were satisfied). Under the Old GE Supply Agreement, GE and GE Monomer (Holdings) Pte. Ltd. agreed to ensure the Company a minimum annual supply of siloxane and certain related products from ASM or an alternative source in certain circumstances through December 2026.

On May 17, 2013, the Company entered into a new purchase and sale agreement (the “PSA”) with ASM in connection with the sale (the “GE ASM Sale”) by GE Monomer (Holdings) Pte Ltd., an affiliate of the General Electric Company (“GE”) of its equity interests in ASM. As a result of the GE ASM Sale, ASM is no longer an affiliate of the Company. The new PSA provides the Company with a long-term supply of siloxane through 2026 and the option to extend such agreement through 2036. The PSA replaced and superseded the Old Off-Take Agreement and the Old GE Supply Agreement. In connection with the foregoing transactions, the Company’s direct parent received a one-time payment of approximately $102 from GE, which amount was subsequently contributed to the Company. Under the Old Off-Take Agreement, the Company purchased approximately $15 and $35 of siloxane and certain related products from ASM for the three and six-month periods ended June 30, 2013.

Also on May 17, 2013, the Company entered into an amendment to the Trademark License Agreement, dated as of December 3, 2006, by and between GE Monogram Licensing International and the Company, to, among other things, revise the royalty payable to GE Monogram Licensing International and provide for an option to extend such agreement for an additional five-year period through 2023. In connection with the amendment, the Company’s direct parent recorded a gain and related intangible asset of $7. The intangible asset was subsequently contributed to the Company.

An affiliate of GE is the lender under the Company’s new $75 secured revolving credit facility, as further described in Note 7 below.

(5)	Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy exists, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are:

Level 1	Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

Level 3	Unobservable inputs, that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

At June 30, 2013 and December 31, 2012, the Company had less than $1 of natural gas derivative contracts included in level 2. The fair value of the natural gas derivative contracts generally reflects the estimated amounts that the Company would receive or pay, on a pre-tax basis, to terminate the contracts at the reporting date based on broker quotes for the same or similar instruments. Counterparties to these contracts are highly rated financial institutions, none of which experienced any significant downgrades in the three-month period ended June 30, 2013 that would reduce the fair value receivable amount owed, if any, to the Company.

The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments at June 30, 2013:

	Carrying	Fair Value
	Amount	Level 1	Level 2	Level 3

First Lien Notes	$1,100	$—	$1,150	$—
Springing Lien Notes	1,333	—	1,134	—
Senior Subordinated Notes	380	—	292	—
Senior Secured Notes	250	—	260	—

Total	$3,063	$—	$2,836	$—

In addition, the fair values of the $2 outstanding medium term loan, the $23 outstanding fixed asset loan, the $18 of outstanding working capital loans and the $35 of borrowings under the secured revolving credit facilities were approximately the same as their outstanding balances. Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, trade payables and accrued expenses and other liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

(6)	Inventories

Inventories consisted of the following at June 30, 2013 and December 31, 2012:

	June 30, 2013	December 31, 2012
Raw materials and work in process	$117	$107
Finished goods	288	267

Total inventories	$405	$374

During the three months ended June 30, 2013, there was an out of period expense of $2 related to the write off of aged material that was determined to be unusable. The out of period expense was not material to any prior periods.

(7)	Debt Obligations

(a)	Short-Term Borrowings

At June 30, 2013, the Company’s short-term borrowings consisted of bank borrowings of $5 with a weighted average interest rate of 9.77%. At December 31, 2012, the Company’s short-term borrowings consisted of bank borrowings of $6 with a weighted average interest rate of 9.78%.

(b)	Long-Term Debt

In April 2013, the Company entered into two new secured revolving credit facilities: a $270 asset-based revolving loan facility with a syndicate of lenders, which is subject to a borrowing base (the “ABL Facility”), and a $75 revolving credit facility with an affiliate of GE, which supplements the ABL Facility (the “Cash Flow Facility”). The ABL Facility and Cash Flow Facility replaced the Company’s prior senior secured credit facility (the “Old Credit Facility”), which consisted of a $300 revolving credit facility (the “Old Revolver”) and a $33 synthetic letter of credit facility.

The ABL Facility has a five-year term, unless, on the date that is 91 days prior to the scheduled maturity of the Company’s 11.5% Senior Subordinated Notes due 2016, more than $50 aggregate principal amount of such notes is outstanding, in which case the ABL Facility will mature on such earlier date. Availability under the ABL Facility is $270, subject to a borrowing base that is based on a specified percentage of eligible accounts receivable and inventory and, in certain foreign jurisdictions, machinery and equipment. The ABL Facility includes borrowing capacity for letters of credit of up to $125. The borrowers under the ABL Facility are the Company’s wholly-owned subsidiaries: Momentive Performance Materials USA Inc. (“MPM USA”), Momentive Performance Materials GmbH (“MPM GmbH”), Momentive Performance Materials Quartz GmbH and Momentive Performance Materials Nova Scotia ULC (“MPM Nova Scotia”).

The ABL Facility bears interest at a floating rate based on, at the Company’s option, an adjusted LIBOR rate plus an initial applicable margin of 2.25% or an alternate base rate plus an initial applicable margin of 1.25%. From and after the date of delivery of the borrowing base certificate for May 2013, the applicable margin for such borrowings will be adjusted depending on the availability under the ABL Facility. In addition to paying interest on outstanding principal under the ABL Facility, the Company will be required to pay a commitment fee to the lenders in respect of the unutilized commitments at an initial rate equal to 0.50% per annum, subject to adjustment depending on the usage. The ABL Facility does not have any financial maintenance covenant, other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that would only apply if availability is less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $27. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on a last twelve months basis. The ABL Facility is secured by, among other things, first-priority liens on most of the inventory and accounts receivable and related assets of the Company, its domestic subsidiaries and certain of its foreign subsidiaries, and, in the case of certain foreign subsidiaries, machinery and equipment (the “ABL Priority Collateral”), and second-priority liens on certain collateral that generally includes most of the Company’s, its domestic subsidiaries’ and certain of its foreign subsidiaries’ assets other than ABL Priority Collateral (the “Notes Priority Collateral”), in each case subject to certain exceptions and permitted liens.

The Cash Flow Facility matures on December 3, 2014, which is the same maturity as the Old Revolver. The amount committed under the Cash Flow Facility is $75, which may not be borrowed if the borrowing of such amount (or any portion thereof) could be borrowed under the ABL Facility without violating a utilization test under the Cash Flow Facility. The borrowers under the Cash Flow Facility are the Company’s wholly-owned subsidiaries: MPM USA, MPM GmbH and MPM Nova Scotia.

The Cash Flow Facility bears interest at a floating rate based on LIBOR plus a margin of 6.00%. In addition to paying interest on outstanding principal under the Cash Flow Facility, the Company is required to pay an undrawn fee of 3.00% to the lender in respect of the unutilized commitments. The Cash Flow Facility has substantially the same incurrence covenants and maintenance covenants as the Old Credit Facility, except that the senior secured leverage ratio maintenance covenant, which requires the Company to maintain a specified net first-lien indebtedness to Adjusted EBITDA ratio if there are any outstanding borrowings thereunder, will not begin to apply until the third quarter of 2014.

The security arrangements for the Cash Flow Facility include first-priority liens on the Notes Priority Collateral owned by the Company and its domestic subsidiaries which are pari passu with the Company’s 8.875%

First-Priority Senior Secured Notes due 2020 (the “First Lien Notes”), second-priority liens on the ABL Priority Collateral owned by the Company and its domestic subsidiaries, which are junior to the ABL Facility and pari passu with the First Lien Notes, first-priority liens on Notes Priority Collateral owned by certain foreign subsidiaries of the Company, which are senior to the ABL Facility, and second-priority liens on the ABL Priority Collateral owned by such foreign subsidiaries, which are junior to the ABL Facility, in each case subject to certain exceptions and permitted liens.

As of June 30, 2013, the Company had $35 of outstanding borrowings under the ABL Facility. The outstanding letters of credit under the ABL Facility at June 30, 2013 were $70, leaving an unused borrowing capacity of $206 under the ABL Facility and the Cash Flow Facility (without triggering the financial maintenance covenant under the ABL Facility).

At June 30, 2013, the Company was in compliance with the covenants of all long-term debt agreements.

A summary of long-term debt is as follows:

	June 30, 2013	December 31, 2012
$270 asset-based revolving credit facility, JPMorgan N.A. as administrative agent. Matures April 23, 2018, subject to certain exceptions. Interest varies at LIBOR plus 2.25%. The interest rate as of June 30, 2013 was 2.563%.	$35	$—
First Lien Notes. Matures on October 15, 2020. Interest is payable semi-annually at 8.875%.	1,100	1,100
Senior Secured Notes. Matures on October 15, 2020. Interest is payable semi-annually at 10.0%.	250	250
Springing Lien Dollar Notes. Matures on January 15, 2021. Interest is payable semi-annually at 9.0%.	1,161	1,161
Springing Lien Euro Notes. Matures January 15, 2021. Interest is payable semi-annually at 9.5%.	172	175
Senior Subordinated Notes. Matures December 1, 2016. Interest is payable semi-annually at a coupon rate of 11.5%, with a yield-to-maturity of 11.68% as the notes were issued at a discount of $7.	380	380
Agricultural Bank of China Fixed Asset Loan denominated in RMB. Matures June 30, 2015. Interest on borrowings is based on 101% of the People’s Bank of China reference rate. The weighted average interest rate at June 30, 2013 and December 31, 2012 was 6.51%. Interest is payable quarterly.	23	23
Agricultural Bank of China Revolving Working Capital Loan denominated in RMB. Matures June 30, 2014. Interest on borrowings is based on 105% of the People’s Bank of China reference rate. The weighted average interest rate at June 30, 2013 and December 31, 2012 and 2011 was 6.00% and 6.89%, respectively. Interest is payable quarterly.	11	16
JiangSu Bank of China Revolving Working Capital Loan denominated in RMB. Matures November 13, 2013. Interest is payable quarterly at 6.00%	7	3
India Bank Medium Term Loan denominated in INR. Matures June 20, 2015. Interest on borrowings is set annually and is based on 99.5% of India Bank’s Benchmark Prime Lending Rate plus a Tenor Fee of 0.5%. The interest rate at June 30, 2013 and December 31, 2012 was 14.50% and 14.75%, respectively. Interest is payable monthly.	2	2

Total long-term debt	3,141	3,110
Less current installments	27	29

Long-term debt, excluding current installments	$3,114	$3,081

(8)	Income Taxes

The effective tax rate was (4)% and (5)% for the three-month periods ended June 30, 2013 and 2012, respectively. The effective tax rate was (4)% and (3)% for the six-month periods ended June 30, 2013 and 2012, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and loss among the various jurisdictions in which the Company operates. The effective tax rates were also impacted by operating losses generated in jurisdictions where no tax benefit was recognized due to the maintenance of a full valuation allowance. The valuation allowance, which relates principally to the U.S. deferred tax assets, was established and maintained based on the Company’s assessment that the net deferred tax assets will likely not be realized.

For the three and six-month periods ended June 30, 2013, income taxes include unfavorable discrete tax adjustments of $2 and $0, respectively, pertaining to the resolution of certain tax matters in the U.S. and non-U.S. jurisdictions. There were $0 of discrete tax adjustments for the three and six-month periods ended June 30, 2012.

The Company is recognizing the earnings of non-U.S. operations currently in its U.S. consolidated income tax return as of December 31, 2012 and is expecting, with the exception of certain operations in China, that all earnings not required to service debt of the Company’s operations in non-U.S. jurisdictions will be repatriated to the U.S. The Company has accrued the incremental tax expense expected to be incurred upon the repatriation of these earnings. In addition, the Company has certain intercompany arrangements that if settled may trigger taxable gains or losses based on currency exchange rates in place at the time of settlement. Since the currency translation impact is considered indefinite, the Company has not provided deferred taxes on gains of $136, which could result in a tax obligation of $48, based on currency exchange rates as of June 30, 2013. Should the intercompany arrangement be settled or the Company change its assertion, the actual tax impact will depend on the currency exchange rate at the time of settlement or change in assertion.

It is reasonably possible that a net increase within a range of $5 to $25 of unrecognized tax benefits may occur over the next twelve months as a result of additional worldwide uncertain tax positions, the revaluation of current uncertain tax positions arising from developments in examinations, in appeals, or in the courts, or the closure of tax statutes.

The Company revised its unrecognized tax benefits table for the periods presented in its 2012 Annual Report on Form 10-K to correctly reflect certain unrecognized tax benefits that were previously shown in error on a net basis, instead of a gross basis. This correction, which the Company determined is not material, has no impact on any financial statements or footnotes, except for the table of unrecognized tax benefits included in the 2012 Annual Report on Form 10-K. The impacts of the corrections for the specified periods are as follows:

	As Previously Reported	As Revised
Unrecognized Tax Benefits, December 31, 2010	$20	$33
Additions for tax positions of the current year	3	6
Additions for tax positions of prior years	1	1
Reductions for tax positions of prior years	(4)	(4)
Settlements	—	—
Statute of limitations expiration	(1)	(1)
Foreign currency translation	2	2

Balance at December 31, 2011	21	37

Additions for tax positions of the current year	3	5
Additions for tax positions of prior years	2	2
Reductions for tax positions of prior years	(1)	(1)
Settlements	—	—
Statute of limitations expiration	(1)	(1)
Foreign currency translation	(4)	(4)

Balance at December 31, 2012	$20	$38

(9)	Commitments and Contingencies

(a)	Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business, none of which management believes is likely to have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

(b)	Environmental Matters

The Company is involved in certain remediation actions to clean up soil and/or groundwater contamination as required by federal and state laws. Liabilities for remediation costs at each site are based on the Company’s best estimate of discounted future costs. As of June 30, 2013 and December 31, 2012, the Company had recognized obligations of $5 and $6, respectively, for remediation costs at the Company’s manufacturing facilities and offsite landfills. These amounts are included in “Other liabilities” in the accompanying Condensed Consolidated Balance Sheets. The undiscounted obligations, which are expected to be paid over the next 100 years, are approximately $20 ..

(10)	Pension Plans and Other Postretirement Benefits

The following are the components of the Company’s net pension and postretirement benefit expense for the three-month periods ended June 30, 2013 and 2012:

	Pension		Postretirement
	Three-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Service cost	$4	$7	$—	$—
Interest cost	3	3	1	1
Amortization of prior service cost (benefit)	—	—	1	1
Expected return on plan assets	(2)	(2)	—	—
Other	—	(1)	—	—

Total	$5	$7	$2	$2

	Pension		Postretirement
	Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Service cost	$8	$14	$1	$1
Interest cost	6	6	2	2
Amortization of prior service cost (benefit)	—	—	1	1
Expected return on plan assets	(4)	(4)	—	—
Other	1	—	—	—

Total	$11	$16	$4	$4

In 2013, the Company expects to contribute approximately $4 and $3 to the Company’s Domestic and Foreign plans, respectively. The Company contributed $0 and $2 to its Domestic plans during the three and six month periods ended June 30, 2013.

(11)	Operating Segments

The Company operates in two independent businesses: Silicones and Quartz. The Silicones business is engaged in the manufacture, sale and distribution of silanes, specialty silicones and urethane additives. The Quartz business is engaged in the manufacture, sale and distribution of high-purity fused quartz and ceramic materials. The Company’s businesses are organized based on the nature of the products they produce.

The Company’s organizational structure continues to evolve. It is also continuing to refine its operating structure to better align its services to its customers and improve its cost position, while continuing to invest in global growth opportunities.

An update of the accounting policies of the Silicones and Quartz businesses are as described in the summary of significant accounting policies in Note 2.

Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by business. Segment EBITDA is defined as EBITDA adjusted for certain non-cash and certain other income and expenses. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among businesses. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Other is primarily general and administrative expenses that are not allocated to the businesses, such as shared service and administrative functions.

Net Sales(1):

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Silicones	$559	$568	$1,087	$1,104
Quartz	51	59	93	116

Total	$610	$627	$1,180	$1,220

(1)	Interbusiness sales are not significant and, as such, are eliminated within the selling business.

Segment EBITDA:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Silicones	$63	$59	$138	$109
Quartz	11	13	16	22
Other	(11)	(7)	(23)	(18)

Total	$63	$65	$131	$113

Reconciliation of Segment EBITDA to Net Loss:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Segment EBITDA:
Silicones	$63	$59	$138	$109
Quartz	11	13	16	22
Other	(11)	(7)	(23)	(18)

Total	63	65	131	113

Reconciliation:
Items not included in Segment EBITDA:
Non-cash charges	(4)	(15)	(5)	(10)
Restructuring and other costs	(4)	(16)	(8)	(26)

Total adjustments	(8)	(31)	(13)	(36)
Interest expense, net	(79)	(64)	(157)	(126)
Income tax (expense) benefit	(3)	(4)	(5)	(4)
Depreciation and amortization	(43)	(48)	(87)	(94)
Loss on extinguishment and exchange of debt	—	(6)	—	(6)

Net loss	$(70)	$(88)	$(131)	$(153)

Items Not Included in Segment EBITDA

Not included in Segment EBITDA are certain non-cash and other income and expenses. Non-cash charges primarily represent stock-based compensation expense, unrealized derivative and foreign exchange gains and losses and asset disposal gains and losses. For the three months ended June 30, 2013, these items primarily include net foreign exchange transaction gains and losses and asset disposal gains. For the six months ended June 30, 2012, these items primarily include net foreign exchange transaction gains and losses.

(12)	Stock-based Compensation

On March 8, 2013, the Compensation Committee of the Board of Managers of Momentive Holdings approved grants of unit options and restricted deferred units under the Momentive Performance Materials Holdings LLC 2011 Equity Incentive Plan (the “2011 Equity Plan”). The unit options are rights to purchase common units of Momentive Holdings at a fixed price. The restricted deferred units are rights to receive a common unit of Momentive Holdings. The awards contain restrictions on transferability and other typical terms and conditions.

The following is a summary of key terms of the stock-based awards granted to MPM employees under the 2011 Equity Plan on March 8, 2013:

Award	Units Granted	Vesting Terms	Option/Unit Term
Unit Options	1,743,994	Time-vest ratably over 4 years; Accelerated vesting six months after a change of control event as defined by the 2011 Equity Plan	10 years

Restricted Deferred Units (“RDUs”)	1,377,110	Performance-based: Vest upon the earlier of 1) one year from the achievement of the targeted common unit value and a realization event or 2) six months from the achievement of the targeted common unit value and a change in control event, as such terms are defined by the 2011 Equity Plan	N/A

Unit Options

On March 8, 2013, the Company granted Unit Options with an aggregate grant date fair value of approximately $1. The fair value was estimated at the grant date using a Monte Carlo valuation method. The Monte Carlo valuation method requires the use of a range of assumptions. The range of risk-free interest rates was 0.11% to 2.06%, expected volatility rates ranged from 28.1% to 35.5% and the dividend rate was 0%. The expected life assumption is not used in the Monte Carlo valuation method, but the output of the model indicated a weighted-average expected life of 6.2 years.

Restricted Deferred Units

On March 8, 2013, the Company granted RDUs with performance and market conditions with an aggregate grant date fair value of approximately $2. The fair value was estimated at the grant date using the same Monte Carlo valuation method and assumptions used for the Unit Options. The RDUs have an indefinite life, thus the term used in the valuation model was 30 years, which resulted in a weighted-average expected life of 22 years. As of June 30, 2013, it is not probable the related RDUs will vest. Compensation cost will be recognized over the service period once the satisfaction of the performance condition is probable.

Although the 2011 Equity Plan, under which the above awards were granted, was issued by Momentive Holdings, the underlying compensation cost represents compensation costs paid for by Momentive Holdings on MPM’s behalf, as a result of the employees’ services to MPM. All compensation cost is recorded over the requisite service period on a graded-vesting basis.

(13)	Changes in Other Comprehensive Loss

Following is a summary of amounts reclassified from “Accumulated other comprehensive loss” for the three and six-months ended June 30, 2013 and 2012:

	Three Months Ended June 30, 2013			Three Months Ended June 30, 2012
	Pension and Postretirement Items	Foreign Currency Translation Gains (Losses)	Total	Pension and Postretirement Items	Foreign Currency Translation Gains (Losses)	Total
Beginning balance	$(64)	$199	$135	$(47)	$244	$197
Other comprehensive income (loss) before reclassifications, net of tax	(3)	(18)	(21)	1	17	18
Amounts reclassified from Accumulated other comprehensive loss, net of tax¹	—	—	—	1	—	1

Net other comprehensive income (loss)	(3)	(18)	(21)	2	17	19

Ending balance	$(67)	$181	$114	$(45)	$261	$216

	Six Months Ended June 30, 2013			Six Months Ended June 30, 2012
	Pension and Postretirement Items	Foreign Currency Translation Gains (Losses)	Total	Pension and Postretirement Items	Foreign Currency Translation Gains (Losses)	Total
Beginning balance	$(65)	$245	$180	$(46)	$274	$228
Other comprehensive income (loss) before reclassifications, net of tax	(3)	(64)	(67)	1	(13)	(12)
Amounts reclassified from Accumulated other comprehensive loss, net of tax¹	1	—	1	—	—	—

Net other comprehensive income (loss)	(2)	(64)	(66)	1	(13)	(12)

Ending balance	$(67)	$181	$114	$(45)	$261	$216

(1)	These accumulated other comprehensive income (loss) components are included in the computation of net pension and postretirement benefit expense (see Note 10).

(14)	Guarantor and Non-Guarantor Condensed Consolidating Financial Statements

As of June 30, 2013, the Company had outstanding $1,100 in aggregate principal amount of first-lien notes, $250 in aggregate principal amount of senior secured notes, $1,161 in aggregate principal amount of springing lien Dollar notes, €133 in aggregate principal amount of springing lien Euro notes and $382 in aggregate principal amount of senior subordinated notes. The notes are fully, jointly, severally and unconditionally guaranteed by the Company’s domestic subsidiaries (the guarantor subsidiaries). The following condensed consolidated financial information presents the Condensed Consolidated Balance Sheets as of June 30, 2013 and December 31, 2012, the Condensed Consolidated Statements of Operations and the Condensed Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2013 and 2012 of (i) Momentive Performance Materials Inc. (Parent); (ii) the guarantor subsidiaries; (iii) the non-guarantor subsidiaries; and (iv) the Company on a consolidated basis.

These financial statements are prepared on the same basis as the consolidated financial statements of the Company except that investments in subsidiaries are accounted for using the equity method for purposes of the consolidating presentation. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions. The guarantor subsidiaries are 100% owned by Parent and all guarantees are full and unconditional, subject to certain customary release provisions set forth in the applicable Indenture. Additionally, the secured revolving credit facilities are secured by, among other things, most of the assets of the Parent, the guarantor subsidiaries and certain non-guarantor subsidiaries, subject to certain exceptions and permitted liens.

Condensed Consolidating Balance Sheet as of June 30, 2013:

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$12	$1	$110	$—	$123
Accounts receivable	—	89	236	—	325
Due from affiliates	—	77	53	(127)	3
Inventories	—	193	212	—	405
Prepaid expenses	—	6	4	—	10
Income tax receivable	—	—	2	—	2
Deferred income taxes	—	—	8	—	8
Other current assets	—	8	43	—	51

Total current assets	12	374	668	(127)	927
Property and equipment, net	—	447	511	—	958
Other long-term assets	77	14	26	—	117
Income tax receivable	—	1	—	—	1
Deferred income taxes	—	—	26	—	26
Investment in affiliates	1,941	—	—	(1,941)	—
Intercompany Borrowings	172	1,790	18	(1,980)	—
Intangible assets, net	—	81	383	—	464
Goodwill	—	—	383	—	383

Total assets	$2,202	$2,707	$2,015	$(4,048)	$2,876

Liabilities and Equity (Deficit)
Current liabilities:
Trade payables	$—	$85	$211	$—	$296
Short-term borrowings	—	—	5	—	5
Accrued expenses and other liabilities	—	59	80	—	139
Accrued interest	86	—	—	—	86
Due to affiliates	2	54	74	(127)	3
Accrued income taxes	—	—	8	—	8
Deferred income taxes	—	—	19	—	19
Current installments of long-term debt	—	—	27	—	27

Total current liabilities	88	198	424	(127)	583
Long-term debt	3,063	10	41	—	3,114
Other liabilities	1	10	47	—	58
Pension liabilities	—	179	134	—	313
Intercompany borrowings	285	76	1,619	(1,980)	—
Deferred income taxes	—	—	43	—	43
Accumulated losses from unconsolidated subsidiaries in excess of investment	—	293	—	(293)	—

Total liabilities	3,437	766	2,308	(2,400)	4,111

Equity (deficit):
Common stock	—	—	—	—	—
Additional paid-in capital	716	2,599	695	(3,294)	716
Accumulated deficit	(2,065)	(772)	(1,125)	1,897	(2,065)
Accumulated other comprehensive income	114	114	137	(251)	114

Total equity (deficit)	(1,235)	1,941	(293)	(1,648)	(1,235)

Total liabilities and equity (deficit)	$2,202	$2,707	$2,015	$(4,048)	$2,876

Condensed Consolidating Balance Sheet as of December 31, 2012:

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$1	$2	$107	$—	$110
Accounts receivable	—	74	219	—	293
Due from affiliates	2	70	38	(104)	6
Inventories	—	164	210	—	374
Prepaid expenses	—	10	4	—	14
Income tax receivable	—	—	3	—	3
Deferred income taxes	—	—	6	—	6
Other current assets	—	7	34	—	41

Total current assets	3	327	621	(104)	847
Property and equipment, net	—	463	553	—	1,016
Other long-term assets	77	9	22	—	108
Income tax receivable	—	1	—	—	1
Deferred income taxes	—	—	27	—	27
Investment in affiliates	2,005	—	—	(2,005)	—
Intercompany borrowings	171	1,726	28	(1,925)	—
Intangible assets, net	—	77	416	—	493
Goodwill	—	—	412	—	412

Total assets	$2,256	$2,603	$2,079	$(4,034)	$2,904

Liabilities and Equity (Deficit)
Current liabilities:
Trade payables	$1	$56	$197	$—	$254
Short-term borrowings	—	—	6	—	6
Accrued expenses and other liabilities	2	65	90	—	157
Accrued interest	83	—	—	—	83
Due to affiliates	—	29	78	(104)	3
Accrued income taxes	—	—	6	—	6
Deferred income taxes	—	—	19	—	19
Current installments of long-term debt	—	—	29	—	29

Total current liabilities	86	150	425	(104)	557
Long-term debt	3,065	—	16	—	3,081
Other liabilities	1	7	48	—	56
Pension liabilities	—	175	136	—	311
Intercompany borrowings	252	106	1,567	(1,925)	—
Deferred income taxes	—	—	47	—	47
Accumulated losses from unconsolidated subsidiaries in excess of investment	—	160	—	(160)	—

Total liabilities	3,404	598	2,239	(2,189)	4,052

Equity (deficit):
Common stock	—	—	—	—	—
Additional paid-in capital	606	2,631	699	(3,330)	606
Accumulated deficit	(1,934)	(806)	(1,048)	1,854	(1,934)
Accumulated other comprehensive income	180	180	189	(369)	180

Total equity (deficit)	(1,148)	2,005	(160)	(1,845)	(1,148)

Total liabilities and equity (deficit)	$2,256	$2,603	$2,079	$(4,034)	$2,904

Condensed Consolidating Statements of Operations for the three-month period ended June 30, 2013:

	Three-month period ended June 30, 2013
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$276	$464	$(130)	$610
Costs and expenses:
Cost of sales, excluding depreciation	—	193	380	(130)	443
Selling, general and administrative expenses	9	37	52	—	98
Depreciation and amortization expenses	—	18	25	—	43
Research and development expenses	—	10	6	—	16

Operating income (loss)	(9)	18	1	—	10
Other income (expense):
Interest income	—	42	—	(42)	—
Interest expense	(77)	(2)	(42)	42	(79)
Other income, net	—	—	1	—	1

Income (loss) before income taxes and earnings from unconsolidated entities	(86)	58	(40)	—	(68)
Income taxes	—	—	3	—	3

Income (loss) before earnings from unconsolidated entities	(86)	58	(43)	—	(71)
Earnings (losses) from unconsolidated entities	16	(42)	1	26	1

Net income (loss)	$(70)	$16	$(42)	$26	$(70)

Comprehensive (loss) income	$(91)	$(5)	$(73)	$78	$(91)

Condensed Consolidating Statements of Operations for the three-month period ended June 30, 2012:

	Three-month period ended June 30, 2012:
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$270	$488	$(131)	$627
Costs and expenses:
Cost of sales, excluding depreciation	—	201	388	(131)	458
Selling, general and administrative expenses	(7)	72	63	—	128
Depreciation and amortization expenses	—	21	27	—	48
Research and development expenses	—	12	5	—	17

Operating income (loss)	7	(36)	5	—	(24)
Other income (expense):
Interest income	—	25	1	(25)	1
Interest expense	(54)	(2)	(34)	25	(65)
Other income, net	—	—	8	—	8
Gain (loss) on extinguishment and exchange of debt	4	5	(15)	—	(6)
Income (loss) before income taxes and earnings from unconsolidated entities	(43)	(8)	(35)	—	(86)
Income taxes (benefit)	—	(1)	5	—	4

Income (loss) before earnings from unconsolidated entities	(43)	(7)	(40)	—	(90)
Earnings from unconsolidated entities	(45)	(38)	2	83	2

Net income (loss)	(88)	(45)	(38)	83	(88)
Comprehensive (loss) income	$(69)	$(26)	(21)	$47	$(69)

Condensed Consolidating Statements of Operations for the six-month period ended June 30, 2013:

	Six-month period ended June 30, 2013:
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$527	$898	$(245)	$1,180
Costs and expenses:
Cost of sales, excluding depreciation	—	359	719	(245)	833
Selling, general and administrative expenses	13	77	110	—	200
Depreciation and amortization expenses	—	36	51	—	87
Research and development expenses	—	21	12	—	33

Operating income (loss)	(13)	34	6	—	27
Other income (expense):
Interest income	—	81	—	(80)	1
Interest expense	(152)	(4)	(82)	80	(158)
Other income, net	—	—	1	—	1

Income (loss) before income taxes and earnings from unconsolidated entities	(165)	111	(75)	—	(129)
Income taxes	—	—	5	—	5

Income (loss) before earnings from unconsolidated entities	(165)	111	(80)	—	(134)
Earnings from unconsolidated entities	34	(77)	3	43	3

Net income (loss)	$(131)	$34	$(77)	$43	$(131)

Comprehensive (loss) income	$(197)	$(32)	$(129)	$161	$(197)

Condensed Consolidating Statements of Operations for the six-month period ended June 30, 2012:

	Six-month period ended June 30, 2012:
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$522	$940	$(242)	$1,220
Costs and expenses:
Cost of sales, excluding depreciation	—	393	732	(242)	883
Selling, general and administrative expenses	6	123	108	—	237
Depreciation and amortization expenses	—	39	55	—	94
Research and development expenses	—	24	11	—	35

Operating income (loss)	(6)	(57)	34	—	(29)
Other income (expense):
Interest income	—	51	2	(52)	1
Interest expense	(106)	(5)	(68)	52	(127)
Other income, net	—	—	11	—	11
Gain (loss) on extinguishment and exchange of debt	4	5	(15)	—	(6)
Income (loss) before income taxes and earnings from unconsolidated entities	(108)	(6)	(36)	—	(150)
Income taxes (benefit)	—	(1)	5	—	4

Income (loss) before earnings from unconsolidated entities	(108)	(5)	(41)	—	(154)
Earnings from unconsolidated entities	(45)	(40)	1	85	1

Net income (loss)	(153)	(45)	(40)	85	(153)
Comprehensive (loss) income	$(165)	$(57)	(53)	$110	$(165)

Condensed Consolidating Statement of Cash Flows for the six-month period ended June 30, 2013:

	Six-month period ended June 30, 2013:
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(63)	$101	$(56)	$(48)	$(66)

Cash flows from investing activities:
Capital expenditures	—	(17)	(22)	—	(39)
Purchases of intangible assets	—	(2)	—	—	(2)
Change in restricted cash	—	—	(5)	—	(5)
Proceeds from return of capital	—	28	—	(28)	—

Net cash provided by (used in) investing activities	—	9	(27)	(28)	(46)

Cash flows from financing activities:
Debt issuance costs	(11)	—	—	—	(11)
Decrease in short-term borrowings	—	—	(1)	—	(1)
Proceeds from long-term debt	—	174	105	—	279
Dividends paid within MPM Inc.	—	(48)	—	48	—
Payments of long-term debt	—	(165)	(82)	—	(247)
Proceeds from capital contribution	102	—	—	—	102
Return of capital	—	—	(28)	28	—
Net borrowings with affiliates	(17)	(72)	89	—	—

Net cash provided by (used in) financing activities	74	(111)	83	76	122

Increase (decrease) in cash and cash equivalents	11	(1)	—	—	10
Effect of exchange rate changes on cash	—	—	(2)	—	(2)
Cash and cash equivalents (unrestricted), beginning of period	1	2	107	—	110

Cash and cash equivalents (unrestricted), end of period	$12	$1	$105	$—	$118

Condensed Consolidating Statement of Cash Flows for the six-month period ended June 30, 2012:

	Six-month period ended June 30, 2012:
	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(65)	$(3)	$63	$(48)	$(53)

Cash flows from investing activities:
Capital expenditures	—	(25)	(28)	—	(53)
Purchases of intangible assets	—	(1)	—	—	(1)
Proceeds from return of capital	—	24	—	(24)	—

Net cash used in investing activities	—	(2)	(28)	(24)	(54)

Cash flows from financing activities:
Debt issuance costs	(5)	—	(3)	—	(8)
Increase in short-term borrowings	—	—	1	—	1
Proceeds from long-term debt	275	60	134	—	469
Dividends paid within MPM Inc.	—	(48)	—	48	—
Payments of long-term debt	(25)	(25)	(390)	—	(440)
Return of capital	—	—	(24)	24	—
Net borrowings with affiliates	(213)	18	195	—	—

Net cash provided by (used in) financing activities	32	5	(87)	72	22

Decrease in cash and cash equivalents	(33)	—	(52)	—	(85)
Effect of exchange rate changes on cash	—	—	(2)	—	(2)
Cash and cash equivalents (unrestricted), beginning of period	40	—	159	—	199

Cash and cash equivalents (unrestricted), end of period	$7	$—	$105	$—	$112

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our results of operations and financial condition should be read in conjunction with the financial statements and notes thereto included in this Quarterly Report on Form 10-Q and in our Annual Report on Form 10-K for the year ended December 31, 2012.

Forward-Looking and Cautionary Statements

Certain statements in this report, including without limitation, certain statements made under the caption “Overview and Outlook,” are forward-looking statements within the meaning of and made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, our management may from time to time make oral forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “project,” “plan,” “estimate,” “may,” “will,” “could,” “should,” “seek” or “intend” and similar expressions. Forward-looking statements reflect our current expectations and assumptions regarding our business, the economy and other future events and conditions and are based on currently available financial, economic and competitive data and our current business plans. Actual results could vary materially depending on risks and uncertainties that may affect our operations, markets, services, prices and other factors as discussed in the Risk Factors section of this report and our other filings with the Securities and Exchange Commission (the “SEC”). While we believe our assumptions are reasonable, we caution you against relying on any forward-looking statements as it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: a weakening of global economic and financial conditions, interruptions in the supply of or increased cost of raw materials, changes in governmental regulations and related compliance and litigation costs, difficulties with the realization of cost savings in connection with our strategic initiatives, including transactions with our affiliate, Momentive Specialty Chemicals Inc., pricing actions by our competitors that could affect our operating margins, the impact of our substantial indebtedness, our failure to comply with the financial maintenance covenants under our secured revolving credit facilities or other covenants under such facilities or other debt instruments, and the other factors listed in the Risk Factors section of this report and in our other SEC filings. For a more detailed discussion of these and other risk factors, see the Risk Factors section in our most recent Annual Report on Form 10-K, our other filings made with the SEC and this report. All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The forward-looking statements made by us speak only as of the date on which they are made. Factors or events that could cause our actual results to differ may emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Overview and Outlook

Business Overview

Momentive Performance Materials Inc., together with its subsidiaries (collectively referred to herein as “we,” “us,” “our,” “MPM” or the “Company”) believes that it is one of the world’s largest producers of silicones and silicone derivatives and a global leader in the development and manufacture of products derived from quartz and specialty ceramics. Silicones are a multi-functional family of materials used in a wide variety of products and serve as a critical ingredient in many construction, transportation, healthcare, personal care, electronic, consumer and agricultural uses. Silicones are generally used as an additive to a wide variety of end products in order to provide or enhance certain of their attributes, such as resistance (heat, ultraviolet light and chemical), lubrication, adhesion or viscosity. Some of the most well-known end-use product applications include bath and shower caulk, pressure-sensitive adhesive labels, foam products, cosmetics and tires. Due to the versatility and high-performance characteristics of silicones, they are increasingly being used as a substitute for other materials. Our Quartz business manufactures quartz, specialty ceramics and crystal products for use in a number of high-technology industries, which typically require products made to precise specifications. The cost of our products typically represents a small percentage of the overall cost of our customers’ products.

We serve more than 5,000 customers between our Silicones and Quartz businesses in over 100 countries. Our customers include leading companies in their respective industries, such as Procter & Gamble, 3M, Goodyear, Unilever, Saint Gobain, Motorola, L’Oreal, BASF, The Home Depot and Lowe’s.

Momentive Combination and Shared Services Agreement

In October 2010, our parent, Momentive Performance Materials Holdings Inc., and Momentive Specialty Chemicals Holdings LLC (formerly known as Hexion LLC), the parent company of Momentive Specialty Chemicals Inc. (formerly known as Hexion Specialty Chemicals Inc. and referred to herein as “MSC”), became subsidiaries of a newly formed holding company, Momentive Performance Materials Holdings LLC. We refer to this transaction as the “Momentive Combination.” In connection with the closing of the Momentive Combination, we entered into a shared services agreement with MSC, as amended on March 17, 2011 (referred to herein as the “Shared Services Agreement”), pursuant to which we provide to MSC, and MSC provides to us, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, technology development, legal and procurement services. The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between us and MSC and requires that the Shared Service Committee formed under the agreement meet no less than annually to evaluate and determine an equitable allocation percentage. The allocation percentage for 2013 is set at 57% for MSC and 43% for us.

We anticipated that the Momentive Combination would provide opportunities to streamline our business and reduce our cost structure, and targeted $64 million of cost savings related to the Momentive Combination. Through June 30, 2013, we realized all of these savings on a run-rate basis.

First Half 2013 Overview

•

Net sales decreased $40 million in the first half of 2013, as compared to the same period in 2012, primarily due to a decrease in volume of $24 million and unfavorable exchange rate fluctuations of $20 million, partially offset by an increase in price and mix shift of $4 million. Our volume decreases were mainly driven by lower Quartz sales, but was also impacted by several second quarter manufacturing events that constrained sales in Silicones.

•

In the second quarter of 2013, we incurred nearly $6 million of cost inefficiencies related to multiple unusual events in certain plant locations. We do not expect these events to recur in the 2nd half of 2013.

•

During the first half of 2013, we realized approximately $6 million in cost savings as a result of the Shared Services Agreement with MSC bringing our total realized savings under the agreement to $61 million. During the first half of 2013, we also realized approximately $9 million in cost savings as a result of other initiatives bringing our total realized savings under these initiatives to $24 million. As of June 30, 2013, we have approximately $3 million of in-process cost savings in connection with the Shared Services Agreement and approximately $12 million of in-process cost savings in connection with other initiatives that we expect to achieve over the next 15 months.

•

In April 2013, we entered into two new secured revolving credit facilities: a $270 million asset-based revolving loan facility with a syndicate of lenders, which is subject to a borrowing base (referred to herein as the ABL Facility), and a $75 million revolving credit facility with an affiliate of GE, which supplements the ABL Facility and is available subject to a certain utilization test based on borrowing availability under the ABL Facility (referred to herein as the Cash Flow Facility). The ABL Facility and Cash Flow Facility replaced our prior senior secured credit facility. For additional information regarding these facilities, see “—Liquidity and Capital Resources”.

•

In May 2013, one our subsidiaries entered into a new purchase and sale agreement with Asia Silicones Monomer Limited (“ASM”) in connection with the sale by an affiliate of the General Electric Company (“GE”) of its equity interests in ASM. The new agreement provides us with a long-term supply of siloxane through 2026 and the option to extend such agreement through 2036. The agreement replaced and superseded (i) an off-take agreement with ASM, pursuant to which we sourced a portion of our siloxane, and (ii) a long-term supply agreement, pursuant to which GE and its affiliate ensured that we were provided with a minimum annual supply of siloxane from ASM or an alternative source in certain circumstances through December 2026. In connection with the foregoing transactions, our direct parent received a one-time payment of approximately $102 million from GE, which amount was subsequently contributed to us.

•

Also in May 2013, we entered into an amendment to the Trademark License Agreement, dated as of December 3, 2006, by and between GE Monogram Licensing International and us, to, among other things, revise the royalty payable to GE Monogram Licensing International and provide for an option to extend such agreement for an additional five-year period through 2023.

Short-term Outlook

Our business is impacted by general economic and industrial conditions, including general industrial production, automotive builds, housing starts, construction activity, consumer spending and semiconductor capital equipment investment. Our business has both geographic and end market diversity which often reduces the impact of any one of these factors on our overall performance.

Due to recent worldwide economic volatility, the short-term outlook for the second half of 2013 for our business is difficult to predict. In the second quarter of 2013, sales increased approximately 6% in our silicones business versus the first quarter of 2013, as a result of slightly improving economic conditions and continued progress on growing our specialty business. Sales at our Quartz business increased approximately 21% in the second quarter of 2013, as compared to the first quarter of 2013, as a result of improving conditions in the semiconductor capital equipment industry. Although we expect the volatility in the global markets, economic softness across the world, lack of consumer confidence and over-capacity in our industry to continue to adversely impact our results as compared to our performance in 2011 and 2010, we expect our business to continue to gradually improve in the second half of 2013.

We are focused on managing liquidity and optimizing resources in our manufacturing footprint and across our cost structure. We are continuing to invest in growth opportunities in our higher growth product lines and geographical regions and will leverage the combination of our proprietary technologies, strategic investments in key assets and leading presence in high-growth end markets to benefit as the global economy and our industry recover and for long-term success.

An additional economic recession or further postponement of a modest economic recovery, as well as continued over-capacity in our industry, could have an adverse impact on our business, results of operations and financial position. See “-Liquidity and Capital Resources” below. In such event, the fair value of our reporting units and long-lived assets could be more adversely affected than we estimated in earlier periods. This may result in goodwill or other additional asset impairments beyond amounts that have already been recognized.

In response to the uncertain economic outlook, we continue to execute restructuring and cost reduction programs with $12 million of in-process cost savings. We continue to evaluate additional actions, as well as productivity measures, that could lead to further savings. Such actions could result in more significant restructuring, exit and disposal costs and asset impairments.

We expect long-term raw material cost fluctuations to continue because of price movements of key feedstocks. To help mitigate the fluctuations in raw material pricing, we have purchase and sale contracts and commercial arrangements with many of our vendors and customers that contain periodic price adjustment mechanisms. Due to differences in the timing of pricing mechanism trigger points between our sales and purchase contracts, there is often a lead-lag impact during which margins are negatively impacted in the short term when raw material prices increase and are positively impacted in the short term when raw material prices fall.

We believe we are well positioned in the global markets when they recover to more stable conditions.

Results of Operations

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions)	Three-month period ended
	June 30, 2013		June 30, 2012
Net sales	$610	100%	$627	100%
Costs and expenses:
Cost of sales, excluding depreciation	443	73%	458	73%
Selling, general and administrative expenses	137	23%	161	26%
Research and development expenses	16	3%	17	3%
Restructuring and other costs	4	1%	15	2%

Operating income (loss)	10	1%	(24)	(4)%
Other income (expense)
Interest expense, net	(79)	(13)%	(64)	(10)%
Other income, net	1	—	8	1%
Loss on extinguishment and exchange of debt	—	—	(6)	(1)%

Loss before income taxes and earnings from unconsolidated entities	(68)	(12)%	(86)	(14)%
Income taxes	3	1%	4	1%

Loss before earnings from unconsolidated entities	(71)	(12)%	(90)	(14)%
Earnings from unconsolidated entities	1	—	2	—%

Net loss	$(70)	(12)%	$(88)	(14)%

Net Sales by Business
Silicones	$559	92%	$568	91%
Quartz	51	8%	59	9%

Total	$610	100%	$627	100%

Three Months Ended June 30, 2013 vs. Three Months Ended June 30, 2012

Net Sales. Net sales in the three-month period ended June 30, 2013 were $610 million, compared to $627 million for the three-month period ended June 30, 2012 (the “second quarter in 2012”), a decrease of $17 million or 3%. The decrease was primarily due to a decrease in volume of $13 million and unfavorable exchange rate fluctuations of $12 million, partially offset by an increase in price and mix shift of $8 million. Sales were negatively impacted by a downturn in demand for semiconductor related products and several unusual second quarter manufacturing events that constrained sales in our Silicones business. Compared to the first quarter of 2013, net sales increased by approximately 7% primarily as a result of slightly improving economic conditions and continued progress on growing our specialty business.

Cost of Sales, Excluding Depreciation. Cost of sales, excluding depreciation, in the three-month period ended June 30, 2013 was $443 million, compared to $458 million for the second quarter of 2012, a decrease of $15 million or 3%. The decrease was primarily due to exchange rate fluctuations of $11 million, deflation in raw material and processing costs of $5 million and cost savings as a result of the Shared Services Agreement with MSC and other initiatives of $5 million. The foregoing amounts were partially offset by $6 million of cost inefficiencies related to multiple unusual events in certain plant locations.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in the three-month period ended June 30, 2013 were $137 million, compared to $161 million for the second quarter in 2012, a decrease of $24 million or 15%. The decrease was primarily due to exchange rate fluctuations of $10 million (primarily relating to the translation of debt denominated in a currency other than the functional currency), lower pay and benefit expenses of $4 million as a result of lower headcount from our restructuring programs, lower depreciation and amortization expenses and cost savings as a result of the Shared Services Agreement with MSC of $2 million.

Research and Development Expenses. Research and development expenses in the three-month period ended June 30, 2013 were $16 million, compared to $17 million for the second quarter in 2012, a decrease of $1 million or 6%. The decrease was primarily related to the timing of new projects.

Restructuring and Other Costs. Restructuring and other costs in the three-month period ended June 30, 2013 were $4 million, compared to $15 million for the second quarter in 2012. For the three-month period ended June 30, 2013, these costs were comprised of other costs (primarily one-time payments for services and integration costs) of $4 million. For the three-month period ended June 30, 2012, these costs were comprised of restructuring costs (primarily severance payments associated with previously announced workforce reductions) of $12 million and other costs (primarily one-time payments for services and integration costs) of $3 million. See Note 3 to the condensed consolidated financial statements for additional information.

Interest Expense, Net. Interest expense, net in the three-month period ended June 30, 2013 was $79 million, compared to $64 million for the second quarter in 2012, an increase of $15 million or 23%. The increase was driven by higher average interest rates primarily as a result of our debt refinancing transactions in April, May and October 2012.

Other Income, Net. Other income, net in the three-month period ended June 30, 2013 was $1 million, compared to $8 million for the second quarter in 2012. Other income, net during the second quarter of 2012 was primarily the result of a gain from the sale of a building lease option to a third party.

Loss on Extinguishment and Exchange of Debt. In connection with our debt refinancing transactions in April and May 2012, we recognized a loss on the extinguishment and exchange of debt of $6 million.

Income Taxes. The effective tax rate was (4)% and (5)% for the three-month periods ended June 30, 2013 and 2012, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and loss among the various jurisdictions in which we operate. The effective tax rates were also impacted by operating losses generated in jurisdictions where no tax benefit was recognized due to the maintenance of a full valuation allowance.

We are recognizing the earnings of non-U.S. operations currently in our U.S. consolidated income tax return as of December 31, 2012 and are expecting, with the exception of certain operations in China, that all earnings not required to service debt of the Company’s operations in non-U.S. jurisdictions will be repatriated to the U.S. We have accrued the incremental tax expense expected to be incurred upon the repatriation of these earnings. In addition, we have certain intercompany arrangements that if settled may trigger taxable gains or losses based on currency exchange rates in place at the time of settlement. Since the currency translation impact is considered indefinite, the Company has not provided deferred taxes on gains of $136 million, which could result in a tax obligation of $48 million, based on currency exchange rates as of June 30, 2013. Should the intercompany arrangement be settled or we change our assertion, the actual tax impact will depend on the currency exchange rate at the time of settlement or change in assertion.

(in millions)	Six-month period ended
	June 30, 2013		June 30, 2012
Net sales	$1,180	100%	$1,220	100%
Costs and expenses:
Cost of sales, excluding depreciation	833	71%	883	72%
Selling, general and administrative expenses	279	24%	307	25%
Research and development expenses	33	3%	35	3%
Restructuring and other costs	8	1%	24	2%

Operating income (loss)	27	2%	(29)	(2)%
Other income (expense)
Interest expense, net	(157)	(13)%	(126)	(10)%
Other income, net	1	—	11	1%
Loss on extinguishment and exchange of debt	—	—	(6)	(1)%

Loss before income taxes and earnings from unconsolidated entities	(129)	(11)%	(150)	(12)%
Income taxes	5	—%	4	—%

Loss before earnings from unconsolidated entities	(134)	(11)%	(154)	(13)%
Earnings from unconsolidated entities	3	—	1	—%

Net loss	$(131)	(11)%	$(153)	(13)%

Net Sales by Business
Silicones	$1,087	92%	$1,104	90%
Quartz	93	8%	116	10%

Total	$1,180	100%	$1,220	100%

Six Months Ended June 30, 2013 vs. Six Months Ended June 30, 2012

Net Sales. Net sales in the six-month period ended June 30, 2013 were $1,180 million, compared to $1,220 million for the six-month period ended June 30, 2012 (the “first half of 2012”), a decrease of $40 million or 3%. The decrease was primarily due to a decrease in volume of $24 million, unfavorable exchange rate fluctuations of $20 million, partially offset by an increase in price and mix shift of $4 million. Sales were negatively impacted by a downturn in demand for semiconductor related products and several unusual second quarter manufacturing events that constrained sales in our Silicones business.

Cost of Sales, Excluding Depreciation. Cost of sales, excluding depreciation, in the six-month period ended June 30, 2013 was $833 million, compared to $883 million for the first half of 2012, a decrease of $50 million or 6%. The decrease was primarily due to deflation in raw material and processing costs of $34 million, exchange rate fluctuations of $19 million and cost savings as a result of the Shared Services Agreement with MSC and other initiatives of $11 million. The foregoing amounts were partially offset by $6 million of cost inefficiencies related to multiple unusual events in certain plant locations and the impact of lower factory leverage.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in the six-month period ended June 30, 2013 were $279 million, compared to $307 million for the first half of 2012, a decrease of $28 million or 9%. The decrease was primarily due to lower pay and benefit expenses of $13 million as a result of lower headcount from our restructuring programs, cost savings as a result of the Shared Services Agreement with MSC of $4 million, exchange rate fluctuations of $3 million (primarily relating to the translation of debt denominated in a currency other than the functional currency) and lower depreciation and amortization expenses.

Research and Development Expenses. Research and development expenses in the six-month period ended June 30, 2013 were $33 million, compared to $35 million for the first half of 2012, a decrease of $2 million or 6%. The decrease was primarily related to the timing of new projects.

Restructuring and Other Costs. Restructuring and other costs in the six-month period ended June 30, 2013 were $8 million, compared to $24 million for the first half of 2012. For the six-month period ended June 30, 2013, these costs were comprised of other costs (primarily one-time payments for services and integration costs) of $8 million. For the six-month period ended June 30, 2012, these costs were comprised of restructuring costs (primarily severance payments associated with previously announced workforce reductions) of $16 million and other costs (primarily one-time payments for services and integration costs) of $8 million. See Note 3 to the condensed consolidated financial statements for additional information.

Interest Expense, Net. Interest expense, net in the six-month period ended June 30, 2013 was $157 million, compared to $126 million for the first half of 2012, an increase of $31 million or 25%. The increase was driven by higher average interest rates primarily as a result of our debt refinancing transactions in April, May and October 2012.

Other Income, Net. Other income, net in the six-month period ended June 30, 2013 was $1 million, compared to $11 million for the first half of 2012. Other income, net during the first half of 2012 was primarily the result of a gain from the sale of a building lease option to a third party and a royalty payment received from our siloxane joint venture.

Loss on Extinguishment and Exchange of Debt. In connection with our debt refinancing transactions in April and May 2012, we recognized a loss on the extinguishment and exchange of debt of $6 million.

Income Taxes. The effective tax rate was (4)% and (3)% for the six-month periods ended June 30, 2013 and 2012, respectively. The change in the effective tax rate was primarily attributable to the amount and distribution of income and loss among the various jurisdictions in which we operate. The effective tax rates were also impacted by operating losses generated in jurisdictions where no tax benefit was recognized due to the maintenance of a full valuation allowance.

We are recognizing the earnings of non-U.S. operations currently in our U.S. consolidated income tax return as of December 31, 2012 and are expecting, with the exception of certain operations in China, that all earnings not required to service debt of the Company’s operations in non-U.S. jurisdictions will be repatriated to the U.S. We have accrued the incremental tax expense expected to be incurred upon the repatriation of these earnings. In addition, we have certain intercompany arrangements that if settled may trigger taxable gains or losses based on currency exchange rates in place at the time of settlement. Since the currency translation impact is considered indefinite, the Company has not provided deferred taxes on gains of $136 million, which could result in a tax obligation of $48 million, based on currency exchange rates as of June 30, 2013. Should the intercompany arrangement be settled or we change our assertion, the actual tax impact will depend on the currency exchange rate at the time of settlement or change in assertion.

Results of Operations by Business

Following are net sales and Segment EBITDA by business. Segment EBITDA is defined as EBITDA (earnings before interest, income taxes, depreciation and amortization) adjusted for certain non-cash and certain other income and expenses. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among businesses. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals.

(in millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net Sales(1):
Silicones	$559	$568	$1,087	$1,104
Quartz	51	59	93	116

Total	$610	$627	$1,180	$1,220

Segment EBITDA:
Silicones	$63	$59	$138	$109
Quartz	11	13	16	22
Other	(11)	(7)	(23)	(18)

Total	$63	$65	$131	$113

(1)	Interbusiness sales are not significant and, as such, are eliminated within the selling business.

Three Months Ended June 30, 2013 vs. Three Months Ended June 30, 2012 Business Results

Following is an analysis of the percentage change in sales by business from the three months ended June 30, 2012 to the three months ended June 30, 2013:

	Volume	Price/Mix	Currency Translation	Total
Silicones	(1)%	1%	(2)%	(2)%
Quartz	(12)%	—%	(2)%	(14)%

Silicones

Net sales for our Silicones business in the three-month period ended June 30, 2013 were $559 million, compared to $568 million for the second quarter in 2012, a decrease of $9 million or 2%. The decrease was primarily due to unfavorable exchange rate fluctuations of $11 million and a decrease in volume of $6 million, partially offset by an increase in price and mix shift of $8 million. Sales in our Silicones business were negatively impacted by several unusual second quarter manufacturing events that constrained sales. Compared to the first quarter of 2013, net sales for our Silicones business increased approximately 6% as a result of slightly improving economic conditions and continued progress on growing our specialty business.

Cost of sales, excluding depreciation, for our Silicones business was $413 million, compared to $421 million for the second quarter in 2012, a decrease of $8 million or 2%. The decrease was primarily due to exchange rate fluctuations of $10 million, deflation in raw material and processing costs of $4 million and cost savings as a result of the Shared Services Agreement with MSC and other initiatives of $5 million. The foregoing amounts were partially offset by $6 million of cost inefficiencies related to multiple unusual events in certain plant locations and the impact of lower factory leverage.

Segment EBITDA in the second quarter of 2013 increased by $4 million to $63 million compared to the second quarter of 2012. The increase was primarily due to the factors discussed above and lower selling, general and administrative expenses.

Quartz

Net sales for our Quartz business in the three-month period ended June 30, 2013 were $51 million, compared to $59 million for the second quarter in 2012, a decrease of $8 million or 14%. The decrease was due to lower volumes reflecting a downturn in demand for semiconductor related products. Compared to the first quarter of 2013 net sales for our Quartz business increase approximately 21% as a result of improving conditions in the semiconductor capital equipment industry.

Cost of sales, excluding depreciation, for our Quartz business was $30 million for the three-month period ended June 30, 2013, compared to $37 million in the second quarter in 2012, a decrease of $7 million or 19%. The decrease was primarily due to lower volume.

Segment EBITDA in the second quarter of 2013 decreased by $2 million to $11 million compared to the second quarter of 2012. The decrease was primarily due to the factors discussed above.

Other

Other is primarily general and administrative expenses that are not allocated to the businesses, such as shared service and administrative functions. Other charges increased by $4 million to $11 million compared to the second quarter of 2012, primarily due to increased expenses that were not assessed to the businesses.

Six Months Ended June 30, 2013 vs. Six Months Ended June 30, 2012 Business Results

Following is an analysis of the percentage change in sales by business from the six months ended June 30, 2012 to the six months ended June 30, 2013:

	Volume	Price/Mix	Currency Translation	Total
Silicones	—%	—%	(2)%	(2)%
Quartz	(19)%	—%	(1)%	(20)%

Silicones

Net sales for our Silicones business in the six-month period ended June 30, 2013 were $1,087 million, compared to $1,104 million for the first half of 2012, a decrease of $17 million or 2%. The decrease was primarily due to unfavorable exchange rate fluctuations of $18 million, partially offset by an increase in price and mix shift of $3 million. Sales in our Silicones business were negatively impacted by several unusual second quarter manufacturing events that constrained sales.

Cost of sales, excluding depreciation, for our Silicones business was $777 million, compared to $811 million for the first half of 2012, a decrease of $34 million or 4%. The decrease was primarily due to deflation in raw material and processing costs of $35 million, exchange rate fluctuations of $17 million and cost savings as a result of the Shared Services Agreement with MSC and other initiatives of $11 million. The foregoing amounts were partially offset by $6 million of cost inefficiencies related to multiple unusual events in certain plant locations and the impact of lower factory leverage.

Segment EBITDA in the first six months of 2013 increased by $29 million to $138 million compared to the first half of 2012. The increase was primarily due to the factors discussed above and lower selling, general and administrative expenses.

Quartz

Net sales for our Quartz business in the six-month period ended June 30, 2013 were $93 million, compared to $116 million for the first half of 2012, a decrease of $23 million or 20%. The decrease was due to lower volumes reflecting a downturn in demand for semiconductor related products.

Cost of sales, excluding depreciation, for our Quartz business was $56 million for the six-month period ended June 30, 2013, compared to $72 million in the first half of 2012, a decrease of $16 million or 22%. The decrease was primarily due to lower volume.

Segment EBITDA in the first six months of 2013 decreased by $6 million to $16 million compared to the first half of 2012. The decrease was primarily due to the factors discussed above.

Other

Other is primarily general and administrative expenses that are not allocated to the businesses, such as shared service and administrative functions. Other charges increased by $5 million to $23 million compared to the first half of 2012, primarily due to increased expenses that were not assessed to the businesses.

Reconciliation of Segment EBITDA to Net Loss:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Segment EBITDA:
Silicones	$63	$59	$138	$109
Quartz	11	13	16	22
Other	(11)	(7)	(23)	(18)

Total	63	65	131	113
Reconciliation:
Items not included in Segment EBITDA:
Non-cash charges	(4)	(15)	(5)	(10)
Restructuring and other costs	(4)	(16)	(8)	(26)

Total adjustments	(8)	(31)	(13)	(36)
Interest expense, net	(79)	(64)	(157)	(126)
Income tax (expense) benefit	(3)	(4)	(5)	(4)
Depreciation and amortization	(43)	(48)	(87)	(94)
Loss on extinguishment and exchange of debt	—	(6)	—	(6)

Net loss	$(70)	$(88)	$(131)	$(153)

Items Not Included in Segment EBITDA

Not included in Segment EBITDA are certain non-cash and other income and expenses. Non-cash charges primarily represent stock-based compensation expense, unrealized derivative and foreign exchange gains and losses and asset disposal gains and losses. Restructuring and other costs primarily include expenses from the Company’s restructuring and cost optimization programs and management fees paid to its owner.

Liquidity and Capital Resources

We are a highly leveraged company. Our primary sources of liquidity are cash on hand, cash flow from operations and funds available under our credit facilities. Our primary continuing liquidity needs are to finance our working capital, capital expenditures and debt service.

We had $3,141 million of indebtedness at June 30, 2013. Accordingly, we have significant debt service obligations. In addition, at June 30, 2013, we had $324 million in liquidity, including $118 million of unrestricted cash and cash equivalents (of which $104 million is maintained in foreign jurisdictions), and $206 million of borrowings available under our secured revolving credit facilities (without triggering the financial maintenance covenant under the ABL Facility). A summary of the components of our net working capital (defined as accounts receivable and inventories less trade payables) at June 30, 2013 and December 31, 2012 is as follows:

(dollars in millions)	June 30, 2013	% of LTM Net Sales	December 31, 2012	% of LTM Net Sales

Accounts receivable	$325	14.0%	$293	12.4%
Inventories	405	17.4%	374	15.9%
Trade payables	(296)	(12.7)%	(254)	(10.8)%

Net working capital	$434	18.7%	$413	17.5%

The increase in net working capital of $21 million from December 31, 2012 was due primarily to an increase in inventory levels to meet customer demands and to mitigate the impact of a possible work stoppage at our primary U.S. manufacturing facility related to then-pending labor union negotiations, which have since been completed. Accounts receivable also increased due to the timing of collections in June but was offset by the increase in trade payables. To minimize the impact of net working capital on cash flows, we continue to review inventory safety stock levels where possible. We also continue to focus on receivable collections by offering incentives to customers to encourage early payment, or accelerating receipts through the sale of receivables.

Following are highlights from our unaudited Condensed Consolidated Statements of Cash Flows:

	Six-month period ended
	June 30, 2013	June 30, 2012
	(dollars in millions)
Cash used in operating activities	$(66)	$(53)
Cash used in investing activities	(46)	(54)
Cash provided by financing activities	122	22

Increase (decrease) in cash and cash equivalents, before effect of exchange rate changes on cash	$10	$(85)

Operating activities. Cash used in operating activities was $66 million in the six-month period ended June 30, 2013, compared to $53 million in the six-month period ended June 30, 2012. Net loss of $131 million included $92 million of non-cash items, of which $87 million was for depreciation and amortization, $5 million was amortization of deferred debt discount and issuance costs, $4 million was for unrealized foreign currency losses, $1 million was for stock-based compensation expense and $1 million was for other non-cash adjustments. These were slightly offset by $3 million for earnings from unconsolidated entities and $3 million for deferred income taxes. Net working capital used $21 million of cash driven by increases in inventory of $40 million and in accounts receivable of $39 million, offset by an increase in our trade payables of $58 million. Other assets and liabilities used cash of $6 million primarily reflecting an increase in prepaid expenses and other assets of $6 million and a decrease in accrued expenses and other liabilities of $4 million, partially offset by an increase in accrued income taxes of $4 million.

For the six-month period ended June 30, 2012, net loss of $153 million included $110 million of non-cash items, of which $94 million was for depreciation and amortization, $9 million was in amortization of deferred debt discount and issuance costs, $6 million was for a loss on the extinguishment of debt and $11 million was for unrealized foreign currency losses. These amounts were slightly offset by $4 million for deferred income taxes, $4 million of other non-cash adjustments, $1 million of a pension curtailment gain and earnings from unconsolidated entities of $1 million. Net working capital used $31 million of cash driven by an increase in our accounts receivable of $33 million and inventories of $10 million, partially offset by an increase in trade payables of $12 million. Other assets and liabilities provided cash of $21 million reflecting an increase accrued expenses and other liabilities of $13 million, a decrease in prepaid expenses and other assets of $10 million, and an increase in accrued income taxes of $2 million, partially offset by a decrease in due to/due from affiliates of $4 million.

Investing activities. Cash used in investing activities was $46 million in the six-month period ended June 30, 2013, compared to $54 million in the six-month period ended June 30, 2012. Cash used in investing activities in the six-month period ended June 30, 2013 primarily consisted of ongoing expenditures of $39 million for environmental, health and safety compliance and maintenance projects and an increase in restricted cash of $5 million. Cash used in investing activities in the six-month period ended June 30, 2012 primarily consisted of ongoing expenditures of $53 million for environmental, health and safety compliance and maintenance projects.

Financing activities. Cash provided by financing activities was $122 million in the six-month period ended June 30, 2013, compared to $22 million in the six-month period ended June 30, 2012. Cash provided by financing activities in the six-month period ended June 30, 2013 consisted of proceeds of long-term debt of $279 million and proceeds from a capital contribution of $102 million, partially offset by principal payments of $247 million and debt issuance costs of $11 million. Cash provided by financing activities in the six-month period ended June 30, 2012 consisted primarily of proceeds from long-term debt of $469 million and an increase in short-term borrowings of $1 million, offset by principal payments of $440 million and debt issuance costs of $8 million.

For 2013, we expect the following significant cash outflows: interest payments on our fixed rate First Lien Notes, Senior Secured Notes, Second-Priority Springing Lien Notes and Senior Subordinated Notes (due semi-annually) of approximately $288 million in total (with first quarter and third quarter payments of approximately $61 million, and second and fourth quarter payments of approximately $83 million); interest payments and fees related to our secured revolving credit facilities, depending on usage of the facilities during the year; principal (due semi-annually) and interest (due quarterly) related to our Agricultural Bank of China fixed asset loan of approximately $8 million and $3 million (depending on interest rate and foreign exchange rate fluctuations), respectively; restructuring payments of approximately $17 million, global pension fund contributions of approximately $7 million and income tax payments estimated at $19 million. Capital spending in 2013 is expected to be between $90 million and $100 million. We expect to fund these significant outflows with cash flow from operations and available cash and cash equivalents, including available borrowings under our secured revolving credit facilities.

At June 30, 2013, our secured revolving credit facilities consisted of a $270 million asset-based revolving loan facility with a syndicate of lenders, which is subject to a borrowing base (the “ABL Facility”), and a $75 million revolving credit facility with an affiliate of GE, which supplements the ABL Facility and is available subject to a certain utilization test based on borrowing availability under the ABL Facility (the “Cash Flow Facility”). The ABL Facility and Cash Flow Facility, which were entered into in April 2013, replaced our prior senior secured credit facility that consisted of a $300 revolving credit facility and a $33 synthetic letter of credit facility. There were $35 million of borrowings outstanding under the ABL Facility and no borrowings outstanding under the Cash Flow Facility at June 30, 2013. The outstanding letters of credit under the ABL Facility at June 30, 2013 were $70 million, leaving unused borrowing capacity under the ABL Facility and Cash Flow Facility of $206 million (without triggering the financial maintenance covenant under the ABL Facility).

The credit agreements governing our secured revolving credit facilities contain various restrictive covenants that prohibit us and/or restrict our ability to prepay indebtedness, including our First Lien Notes, Senior Secured Notes, Second-Priority Springing Lien Notes and Senior Subordinated Notes (collectively, the “notes”). In addition, the credit agreements governing our secured revolving credit facilities and the indentures governing our notes, among other things, restrict our ability to incur indebtedness or liens, make investments or declare or pay any dividends. However, all of these restrictions are subject to exceptions.

We have recorded deferred taxes on the earnings of certain foreign subsidiaries that are not considered to be permanently reinvested as those foreign earnings are needed for operations in the United States. In certain cases, such as the need to service debt in a foreign jurisdiction, we have not provided deferred taxes on the undistributed earnings because these earnings are considered permanently reinvested outside of the United States. Upon distribution of those earnings, we would be subject to U.S. income taxes and/or withholding taxes payable to the various foreign countries.

For the last twelve months ended June 30, 2013, our cash flow from operations was insufficient to cover our interest payments, and we may continue to experience such shortfalls in the future. Our ability to make scheduled payments of principal, to pay interest on, or to refinance our indebtedness, including the notes, or to fund operations and capital expenditures, will depend on our ability to generate cash in the future. To the extent that our cash flow from operations is insufficient to fund our debt service obligations, we would be dependent on our existing liquidity, made up of cash balances and borrowing availability under our secured revolving credit facilities, to meet our debt service obligations and to fund operations and capital expenditures. Our ability to generate cash in the future is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control.

Based on our current assessment of our operating plan and the general economic outlook, we believe that cash flow from operations and available cash and cash equivalents, including available borrowings under our secured revolving credit facilities, will be adequate to meet our liquidity needs for at least the next twelve months.

We cannot assure investors, however, that our business will generate sufficient cash flow from operations or that borrowings will be available to us under our secured revolving credit facilities in amounts sufficient to enable us to pay our indebtedness, including the notes issued, or to fund our other liquidity needs. In addition, upon the occurrence of certain events, such as a change of control, we could be required to repay or refinance our indebtedness. We cannot assure investors that we will be able to refinance any of our indebtedness, including our secured revolving credit facilities and the notes issued, on commercially reasonable terms or at all.

Debt Repurchases and Other Transactions

From time to time, depending upon market, pricing and other conditions, as well as on our cash balances and liquidity, we or our affiliates, including Apollo, may seek to acquire (and have acquired) notes or other indebtedness of the Company through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we or our affiliates may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt, such as debt for debt exchanges and other transactions. There can be no assurance as to which, if any, of these alternatives or combinations thereof we or our affiliates may choose to pursue in the future as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our financing documents.

Contractual Obligations

The following table presents our contractual obligations as of December 31, 2012 related to our purchase obligations, as adjusted for our new long-term supply agreement with ASM for siloxane.

We do not believe our other obligations have changed materially since December 31, 2012.

	Payments due by period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
	(dollars in millions)
Purchase obligations	$1,439	$131	$242	$216	$850

Covenants under our Secured Credit Facilities and the Notes

The instruments that govern our indebtedness contain, among other provisions, restrictive covenants (and incurrence tests in certain cases) regarding indebtedness, dividends and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios (depending on certain conditions). Payment of borrowings under our secured revolving credit facilities and our notes may be accelerated if there is an event of default as determined under the governing debt instrument. Events of default under the credit agreements governing our secured revolving credit facilities include the failure to pay principal and interest when due, a material breach of a representation or warranty, most covenant defaults, events of bankruptcy and a change of control. Events of default under the indentures governing our notes include the failure to pay principal and interest, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain events of bankruptcy.

The ABL Facility does not have any financial maintenance covenant other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that would only apply if our availability under the ABL Facility at any time is less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $27 million(. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on a last twelve months, or LTM, basis and calculated as of the last day of the applicable fiscal quarter. We do not currently meet such minimum ratio, and therefore we do not expect to allow our availability under the ABL Facility to fall below such levels.

The financial maintenance covenant in the credit agreement governing our Cash Flow Facility provides that beginning in the third quarter of 2014, the first full quarter following the one year anniversary of our entry into the Cash Flow Facility, at any time that loans are outstanding under the facility, we will be required to maintain a specified net first-lien indebtedness to Adjusted EBITDA ratio, referred to as the “Senior Secured Leverage Ratio”. Specifically, the ratio of our “Total Senior Secured Net Debt” (as defined in the credit agreement) to trailing twelve-month Adjusted EBITDA (as adjusted per the credit agreement) may not exceed 5.25 to 1 as of the last day of the applicable quarter (beginning with the last day of the third quarter of 2014). Although we were not required to meet such ratio requirement, as of June 30, 2013, we had a Senior Secured Leverage Ratio of 4.39 to 1 under the Cash Flow Facility.

In addition to the financial maintenance covenants described above, we are also subject to certain incurrence tests under the credit agreements governing our secured revolving credit facilities and the indentures governing our notes that restrict our ability to take certain actions if we are unable to meet specified ratios. For instance, the indentures governing our notes contain an incurrence test that restricts our ability to incur indebtedness or make investments, among other actions, if we do not maintain an Adjusted EBITDA to Fixed Charges ratio (measured on a LTM basis) of at least 2.00 to 1.00. The Adjusted EBITDA to Fixed Charges ratio under the indentures is generally defined as the ratio of (a) Adjusted EBITDA to (b) net interest expense excluding the amortization or write-off of deferred financing costs, each measured on a LTM basis. The restrictions on our ability to incur indebtedness or make investments under the indentures that apply as a result, however, are subject to exceptions, including exceptions that permit indebtedness under our secured revolving credit facilities. Based on our forecast, we believe that our cash flow from operations and available cash and cash equivalents, including available borrowing capacity under our secured revolving credit facilities, will be sufficient to fund operations and pay liabilities as they come due in the normal course of our business for at least the next 12 months.

On June 30, 2013, we were in compliance with all covenants under the credit agreements governing our secured revolving credit facilities and under the indentures governing the notes.

Adjusted EBITDA is defined as EBITDA adjusted for certain non-cash and certain non-recurring items and other adjustments calculated on a pro-forma basis, including the expected future cost savings from business optimization or other programs and the expected future impact of acquisitions, in each case as determined under the governing debt instrument. As we are highly leveraged, we believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Adjusted EBITDA is not a defined term under U.S. GAAP. Adjusted EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges under the indentures should not be considered as an alternative to interest expense.

The following table reconciles net loss to EBITDA and Adjusted EBITDA (as calculated under our credit agreements as substantially calculated under our indentures) for the period presented:

		Last twelve months ended June 30, 2013

Net loss		$(342)
Loss on extinguishment and exchange of debt		51
Interest expense, net		308
Income taxes		9
Depreciation and amortization		180

EBITDA		206

Restructuring and other costs	(a)	27
Non cash and purchase accounting effects	(b)	(2)
Management fee and other	(c)	5
Pro forma savings from Shared Services Agreement	(d)	3
Pro forma savings from other initiatives	(e)	12
Exclusion of Unrestricted Subsidiary results	(f)	(16)

Adjusted EBITDA		$235

Key calculations under the Credit Agreement governing the Cash Flow Facility

Total Senior Secured Net Debt		$1,031

Senior Secured Leverage Ratio for the twelve-month period ended June 30, 2013	(g)	4.39

(a)	Relates primarily to restructuring and other costs.
(b)	Non-cash items include the effects of (i) stock-based compensation expense, (ii) non-cash mark-to-market revaluation of foreign currency forward contracts and unrealized gains or losses on revaluations of the U.S. dollar denominated debt of our foreign subsidiaries and the Euro denominated debt of our U.S. subsidiary, (iii) unrealized natural gas derivative gains or losses and (iv) impairment or disposals. For the twelve-month period ended June 30, 2013, non-cash items include: (i) unrealized foreign currency exchange gain of $6 million, (ii) asset disposal charges of $3 million and (iii) stock-based compensation expense of $1 million.
(c)	Management Fee and Other include management and other fees to Apollo and affiliates and business optimization expenses.
(d)	Represents estimated cost savings, on a pro-forma basis, from the Shared Services Agreement with MSC.
(e)	Represents estimated cost savings, on a pro forma basis, from initiatives not related to the Shared Services Agreement implemented or being implemented by management, including headcount reductions and indirect cost savings.
(f)	Reflects the exclusion of the EBITDA of our subsidiaries that are designated as Unrestricted Subsidiaries under our debt documents.
(g)	The Senior Secured Leverage Ratio measures the ratio of Senior Secured Net Debt to Adjusted EBITDA.

The Senior Secured Leverage Ratio maintenance covenant under the Cash Flow Facility will not begin to apply until the third quarter of 2014.

Critical Accounting Policies and Significant Estimates

Our principal accounting policies are described under the “Notes to Condensed Consolidated Financial Statements—Summary of Significant Accounting Policies.” The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. We have discussed our critical accounting policies and our most significant estimates and assumptions in our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission. There have been no material changes to our critical accounting policies or in such estimates and assumptions.

Recently Issued Accounting Standards

Newly Issued and Adopted Accounting Standards

On February 5, 2013, we adopted the provisions of Accounting Standards Update No. 2013-02: Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 amended existing comprehensive income guidance and is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires additional detail about the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income. ASU 2013-02 allows an entity to provide information about the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The adoption of ASU 2013-02 did not have a material impact on our Condensed Consolidated Financial Statements. See Note 13 to our Condensed Consolidated Financial Statements for the disclosures required by the adoption of ASU 2013-02.

Item 3.	Quantitative and Qualitative Disclosures About Market Risks.

Information regarding our market risk as of December 31, 2012 was provided in our Annual Report on Form 10-K for the year ended December 31, 2012. There have been no material changes to such disclosure.

Item 4.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of June 30, 2013. Based upon that evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective at June 30, 2013.

Changes in Internal Control Over Financial Reporting

The remediation efforts noted below represent changes in our internal control over financial reporting during the quarter ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Remediation of Material Weakness

As described in the Company’s Annual Report, we did not maintain effective controls over the preparation and review of our statement of cash flows during certain prior periods. Specifically, our controls over the preparation and review of the statement of cash flows were not adequately designed, which led to misclassifications between operating, investing, and financing activities and the effect of exchange rate changes on cash, resulting in audit adjustments to the Company’s statement of cash flows for the year ended December 31, 2012 and the restatement of the condensed consolidated statements of cash flows for the fiscal three-month periods ended March 31, 2012 and April 3, 2011; the fiscal six-month periods ended June 30, 2012 and July 3, 2011 and the fiscal nine-month periods ended September 30 of 2012 and 2011, respectively.

In response to the identification of the material weakness, in the first and second quarters of 2013 management took actions to remediate its controls over the preparation and review of the statement of cash flows, specifically over the calculation of the effect of exchange rates over cash, reconciling items from net loss to cash used from operating, investing and financing activities, validating the amount of cash capital expenditures, and validating the gross amounts of proceeds and payments of debt. We changed certain of our manual methods for preparation and calculation of the statement of cash flows by implementing an automated tool which directly extracts information from our accounting records, and calculates the effect of exchange rate over cash. We also implemented procedures to provide improved tracking of non-cash operating adjustments, cash amounts of capital expenditures, and gross payments and proceeds on debt. We instituted additional management review to confirm the proper classification of cash flow items going forward.

We tested the newly implemented controls and the enhanced controls and found them to be effective as of June 30, 2013, and in operation for a sufficient period of time to effectively measure their operating effectiveness. Therefore, we have concluded that the material weakness has been fully remediated as of June 30, 2013.

Part II. Other Information.

Item 1.	Legal Proceedings.

There have been no material developments to our previous disclosures on this matter.

Item 1A.	Risk Factors.

Our risk factors are set forth below. These factors may or may not occur, and we cannot express a view on the likelihood that any of these may occur. Other factors may exist that we do not consider significant based on information that is currently available or that we are not currently able to anticipate. Any of the following risks could materially adversely affect our business, financial condition or results of operations and prospects.

Risks Related to Our Business

If global economic conditions remain weak or deteriorate, it will negatively impact our business, results of operations and financial condition.

Global economic and financial market conditions, including severe market disruptions such as those that occurred in late 2008 and 2009 and the potential for a significant and prolonged global economic downturn, have impacted or could continue to impact our business operations in a number of ways including, but not limited to, the following:

•	reduced demand in key customer segments, such as automotive, building, construction and electronics, compared to prior years;

•

payment delays by customers and reduced demand for our products caused by customer insolvencies and/or the inability of customers to obtain adequate financing to maintain operations. This situation could cause customers to terminate existing purchase orders and reduce the volume of products they purchase from us and further impact our customers’ ability to pay our receivables, requiring us to assume additional credit risk related to these receivables or limit our ability to collect receivables from that customer;

•	insolvency of suppliers or the failure of suppliers to meet their commitments resulting in product delays;

•

more onerous credit and commercial terms from our suppliers such as shortening the required payment period for outstanding accounts receivable or reducing or eliminating the amount of trade credit available to us; and

•

potential delays in accessing our secured revolving credit facilities or obtaining new credit facilities on terms we deem commercially reasonable or at all, and the potential inability of one or more of the financial institutions included in our secured revolving credit facilities to fulfill their funding obligations. Should a lender in our ABL Facility or Cash Flow Facility be unable to fund a future draw request, we could find it difficult to replace that lender in the facility.

Global economic conditions may remain weak or deteriorate. In such event, the negative effects described above would likely be exacerbated and our liquidity, as well as our ability to maintain compliance with the financial maintenance covenants in our secured revolving credit facilities, could be significantly affected. See “Risks Related to our Indebtedness ––We may be unable to generate sufficient cash flows from operations to meet our consolidated debt service payments.” and “––We may be unable to maintain compliance with the financial maintenance covenants in our secured revolving credit facilities, which could result in an event of default under the credit agreements governing such facilities that, if not cured or waived, would have a material adverse effect on our business, financial condition and results of operations.” As a result, it may cause us to defer needed capital expenditures, reduce research and development or other spending, defer costs to achieve productivity and synergy programs, sell assets or incur additional borrowings which may not be available or may only be available on terms significantly less advantageous than our current credit terms and could result in a wide-ranging and prolonged impact on general business conditions, thereby negatively impacting our business, results of operations and financial condition. In addition, if the global economic environment deteriorates or remains slow for an extended period of time, the fair value of our reporting units could be more adversely affected than we estimated in our analysis of reporting unit fair values at October 1, 2012. This could result in additional goodwill or other asset impairments, which could negatively impact our business, results of operations and financial condition.

Due to recent worldwide economic volatility, the short-term outlook for the second half of 2013 for our business is difficult to predict. In the second quarter of 2013, sales increased approximately 6% in our silicones business versus the first quarter of 2013, as a result of slightly improving economic conditions and continued progress on growing our specialty business. Sales at our Quartz business increased approximately 21% in the second quarter of 2013, as compared to the first quarter of 2013, as a result of improving conditions in the semiconductor capital equipment industry. Although we expect the volatility in the global markets, economic softness across the world, lack of consumer confidence and over-capacity in our industry to continue to adversely impact our results as compared to our performance in 2011 and 2010, we expect our business to continue to gradually improve in the second half of 2013.

Fluctuations in direct or indirect raw material costs could have an adverse impact on our business.

The prices of our direct and indirect raw materials have been, and we expect them to continue to be, volatile. If the cost of direct or indirect raw materials increases significantly and we are unable to offset the increased costs with higher selling prices, our profitability will decline. Increases in prices for our products could also hurt our ability to remain both competitive and profitable in the markets in which we compete.

Although some of our materials contracts include competitive price clauses that allow us to buy outside the contract if market pricing falls below contract pricing, and certain contracts have minimum-maximum monthly volume commitments that allow us to take advantage of spot pricing, we may be unable to purchase raw materials at market prices. In addition, some of our customer contracts have fixed prices for a certain term, and as a result, we may not be able to pass on raw material price increases to our customers immediately, if at all. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact that can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices. Future raw material prices may be impacted by new laws or regulations, suppliers’ allocations to other purchasers, changes in our supplier manufacturing processes as some of our products are byproducts of these processes, interruptions in production by suppliers, natural disasters, volatility in the price of crude oil and related petrochemical products and changes in exchange rates.

An inadequate supply of direct or indirect raw materials and intermediate products could have a material adverse effect on our business.

Our manufacturing operations require adequate supplies of raw materials and intermediate products on a timely basis. The loss of a key source or a delay in shipments could have a material adverse effect on our business. Raw material availability may be subject to curtailment or change due to, among other things:

•	new or existing laws or regulations;

•	suppliers’ allocations to other purchasers;

•	interruptions in production by suppliers; and

•	natural disasters.

Many of our raw materials and intermediate products are available in the quantities we require from a limited number of suppliers.

For example, our silicones business is highly dependent upon access to silicon metal, a key raw material, and siloxane, an intermediate product that is derived from silicon metal. While silicon is itself abundant, silicon metal is produced through a manufacturing process and, in certain geographic areas, is currently available through a limited number of suppliers. In North America, there are only two significant silicon metal suppliers. In 2009 and 2010, two of our competitors acquired silicon metal manufacturing assets in North America and Europe, respectively, becoming vertically integrated in silicon metal for a portion of their supply requirements and reducing the manufacturing base of certain independent silicon metal producers. In addition, silicon metal producers face a number of regulations that affect the supply or price of silicon metal in some or all of the jurisdictions in which we operate. For example, significant anti-dumping duties of up to 139.5% imposed by the U.S. Department of Commerce and the International Trade Commission against producers of silicon metal in China and Russia effectively block the sale by all or most producers in these jurisdictions to U.S. purchasers, which restricts the supply of silicon metal and results in increased prices. We currently purchase silicon metal under multi-year, one-year or short-term contracts and in the spot market. We typically purchase silicon metal under contracts in the U.S. and Europe and in the spot market in Asia Pacific.

Our silicones business also relies heavily on siloxane as an intermediate product. Our manufacturing capacity at our internal sites and our joint venture in China is sufficient to meet the substantial majority of our current siloxane requirements. We also source a portion of our requirements from ASM under an existing purchase and sale agreement. In addition, from time to time we enter into supply agreements with other third parties to take advantage of favorable pricing and minimize our cost. There are also a limited number of third-party siloxane providers, and the supply of siloxane may be limited from time to time. In addition, regulation of siloxane producers can also affect the supply of siloxane. For example, in January 2006, the Ministry of Commerce of the People’s Republic of China issued a final determination of an anti-dumping investigation that imposed anti-dumping duties on all siloxane manufacturers, including us, ranging from 13% to 22%. These duties were terminated in January 2011. In late May 2009, China’s Ministry of Commerce also concluded an anti-dumping investigation of siloxane manufacturers in Thailand and South Korea, which resulted in an imposition of a 5.4% duty against our supplier, ASM, in Thailand, a 21.8% duty against other Thailand companies and a 25.1% duty against Korean companies.

Our quartz production relies heavily on naturally occurring quartz sand, which is currently available from a limited number of suppliers. A significant amount of the market for this sand is controlled by Unimin. Our long term purchase agreement with Unimin expired on December 31, 2012, and we are currently negotiating the terms of a new long term agreement with Unimin. While we expect to enter into a new agreement with Unimin in 2013, there can be no assurance that we will enter into such an agreement.

Should any of our key suppliers fail to deliver these or other raw materials or intermediate products to us or no longer supply us, we may be unable to purchase these materials in necessary quantities, which could adversely affect our volumes, or may not be able to purchase them at prices that would allow us to remain competitive. During the past several years, certain of our suppliers have experienced force majeure events rendering them unable to deliver all, or a portion of, the contracted-for raw materials. On these occasions, we were forced to purchase replacement raw materials in the open market at significantly higher costs or place our customers on an allocation of our products. In addition, we cannot predict whether new regulations or restrictions may be imposed in the future on silicon metal, siloxane or other key materials, which may result in reduced supply or further increases in prices. We cannot assure investors that we will be able to renew our current materials contracts or enter into replacement contracts on commercially acceptable terms, or at all. Fluctuations in the price of these or other raw materials or intermediate products, the loss of a key source of supply or any delay in the supply could result in a material adverse effect on our business.

Our production facilities are subject to significant operating hazards which could cause environmental contamination, personal injury and loss of life, and severe damage to, or destruction of, property and equipment.

Our production facilities are subject to hazards associated with the manufacturing, handling, storage and transportation of chemical materials and products, including human exposure to hazardous substances, pipeline and equipment leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failures, unscheduled downtime, transportation interruptions, remedial complications, chemical spills, discharges or releases of toxic or hazardous substances or gases, storage tank leaks and other environmental risks. Additionally, a number of our operations are adjacent to operations of independent entities that engage in hazardous and potentially dangerous activities. Our operations or adjacent operations could result in personal injury or loss of life, severe damage to or destruction of property or equipment, environmental damage, or a loss of the use of all or a portion of one of our key manufacturing facilities. Such events at our facilities or adjacent third-party facilities could have a material adverse effect on us.

We may incur losses beyond the limits or coverage of our insurance policies for liabilities that are associated with these hazards. In addition, various kinds of insurance for companies in the chemical industry have not been available on commercially acceptable terms, or, in some cases, have been unavailable altogether. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and  profitability.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive and complex U.S. federal, state, local and non-U.S. supranational, national, provincial, and local environmental, health and safety laws and regulations. These environmental laws and regulations include those that govern the discharge of pollutants into the air and water, the generation, use, storage, transportation, treatment and disposal of hazardous materials and wastes, the cleanup of contaminated sites, occupational health and safety and those requiring permits, licenses, or other government approvals for specified operations or activities. Our products are also subject to a variety of international, national, regional, state, and provincial requirements and restrictions applicable to the manufacture, import, export or subsequent use of such products. In addition, we are required to maintain, and may be required to obtain in the future, environmental, health and safety permits, licenses, or government approvals to continue current operations at most of our manufacturing and research facilities throughout the world.

Compliance with environmental, health and safety laws and regulations, and maintenance of permits, can be costly and complex, and we have incurred and will continue to incur costs, including capital expenditures and costs associated with the issuance and maintenance of letters of credit, to comply with these requirements. In 2012, we incurred capital expenditures of

$17 million, and in the first six months of 2013, we incurred capital expenditures of $4 million, to comply with environmental laws and regulations and to make other environmental improvements. If we are unable to comply with environmental, health and safety laws and regulations, or maintain our permits, we could incur substantial costs, including fines and civil or criminal sanctions, third party property damage or personal injury claims or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance, and may also be required to halt permitted activities or operations until any necessary permits can be obtained or complied with. In addition, future developments or increasingly stringent regulations could require us to make additional unforeseen environmental expenditures, which could have a material adverse effect on our business.

Actual and alleged environmental violations have been identified at our facility in Waterford, New York. We are cooperating with the New York State Department of Environmental Conservation (the “NYSDEC”) and the U.S. Environmental Protection Agency (the “USEPA”) and the U.S. Department of Justice in their respective investigations of that facility’s compliance with certain applicable environmental requirements, including certain requirements governing the operation of the facility’s hazardous waste incinerators. Although we currently believe that the costs and potential penalties associated with these investigations will not have a material adverse impact on our business, these investigations may result in administrative, civil or criminal enforcement by the State of New York and/or the United States and resolution of such enforcement actions will likely require payment of a monetary penalty and/or the imposition of other civil or criminal sanctions.

Environmental, health and safety requirements change frequently and have tended to become more stringent over time. We cannot predict what environmental, health and safety laws and regulations or permit requirements will be enacted or amended in the future, how existing or future laws or regulations will be interpreted or enforced or the impact of such laws, regulations or permits on future production expenditures, supply chain or sales. Our costs of compliance with current and future environmental, health and safety requirements could be material. Such future requirements include legislation designed to reduce emissions of carbon dioxide and other substances associated with climate change (“greenhouse gases”). The European Union has enacted greenhouse gas emissions legislation, and continues to expand the scope of such legislation. The USEPA has promulgated regulations applicable to projects involving greenhouse gas emissions above a certain threshold, and the United States and certain states within the United States have enacted, or are considering, limitations on greenhouse gas emissions. These requirements to limit greenhouse gas emissions could significantly increase our energy costs, and may also require us to incur material capital costs to modify our manufacturing facilities.

In addition, we are subject to liability associated with hazardous substances in soil, groundwater and elsewhere at a number of sites. These include sites that we formerly owned or operated and sites where hazardous wastes and other substances from our current and former facilities and operations have been sent, treated, stored or disposed of, as well as sites that we currently own or operate. Depending upon the circumstances, our liability may be strict, joint and several, meaning that we may be held responsible for more than our proportionate share, or even all, of the liability involved regardless of our fault or whether we are aware of the conditions giving rise to the liability. Environmental conditions at these sites can lead to environmental cleanup liability and claims against us for personal injury or wrongful death, property damages and natural resource damages, as well as to claims and obligations for the investigation and cleanup of environmental conditions. The extent of any of these liabilities is difficult to predict, but in the aggregate such liabilities could be material.

We have been notified that we are or may be responsible for environmental remediation at certain sites in the United States. As the result of former, current or future operations, there may be additional environmental remediation or restoration liabilities or claims of personal injury by employees or members of the public due to exposure or alleged exposure to hazardous materials in connection with our operations, properties or products. Sites sold by us in past years may have significant site closure or remediation costs and our share, if any, may be unknown to us at this time. These environmental liabilities or obligations, or any that may arise or become known to us in the future, could have a material adverse effect on our financial condition, cash flows and profitability.

In addition, in the normal course of our business, we are required to provide financial assurances for contingent future costs associated with certain hazardous waste management and remedial activities. Pursuant to financial assurance requirements set forth in state hazardous waste permit regulations applicable to our manufacturing facilities in Waterford, NY and Sistersville, WV, we have provided letters of credit in the following amounts: $25.3 million for closure and post-closure care for the Waterford and the Sistersville facilities; and $10 million (annual aggregate) for accidental occurrences at the Waterford and Sistersville facilities. We are currently in discussions with the NYSDEC regarding the renewal of our Waterford facility’s hazardous waste permit. In connection with the renewal, the NYSDEC may increase the financial assurances we are required to provide for this facility, which may result in a material increase in the amount of letters of credit or other assurance we must deliver. One or more of our facilities may also in the future be subject to additional financial assurance requirements imposed by governmental authorities, including the USEPA. In this regard, the USEPA has identified chemical manufacturing as an industry for which it plans to develop, as necessary, proposed regulations identifying appropriate financial assurance requirements pursuant to §108(b) of CERCLA. Any increase in financial assurances required for our facilities in connection with environmental, health and safety laws or regulations or the maintenance of permits would likely increase our costs and could also materially impact our financial position. For example, to the extent we issue letters of credit under our ABL Facility to satisfy any financial assurance requirements, we would incur fees for the issuance and maintenance of these letters of credit and the amount of borrowings that would otherwise be available to us under such facility would be reduced.

Future chemical regulatory actions may decrease our profitability.

Several governmental entities have enacted, are considering or may consider in the future, regulations that may impact our ability to sell certain chemical products in certain geographic areas. In December 2006, the European Union enacted a regulation known as REACH. This regulation requires manufacturers, importers and consumers of certain chemicals manufactured in, or imported into, the European Union to register such chemicals and evaluate their potential impacts on human health and the environment. The implementing agency is currently in the process of determining if any chemicals should be further tested, regulated, restricted or banned from use in the European Union. Other countries have implemented, or are considering implementation of, similar chemical regulatory programs. When fully implemented, REACH and other similar regulatory programs may result in significant adverse market impacts on the affected chemical products. If we fail to comply with REACH or other similar laws and regulations, we may be subject to penalties or other enforcement actions, including fines, injunctions, recalls or seizures, which would have a material adverse effect on our financial condition, cash flows and profitability.

Similarly, the Canadian government is implementing an initiative to review certain chemical products for potential environmental and human health and safety impacts. The list of products being reviewed includes several chemicals sold by us. We are part of an industry organization that is working with the Canadian government to develop relevant data and information. Upon review of such data and information, the Canadian government may enact regulations that would limit our ability to sell the affected chemicals in Canada. As part of this initiative, based upon modeled potential impacts on the aquatic environment, the Canadian government has listed as environmentally toxic octamethylcyclotetrasiloxane, or D4, a chemical substance that we manufacture. The Canadian government has issued regulations to minimize the discharge of D4 from industrial facilities into the aquatic environment. We cannot at this time estimate the effect of these regulations on us or our financial condition, cash flows and profitability, but it could be material. The European Union is also reviewing D4, as well as decamethylcyclopentasiloxane, or D5, another chemical substance we manufacture, and may, pursuant to REACH, regulate the manufacture, import and/or use of these two chemical substances in the European Union. The USEPA has also stated that they are reviewing the potential environmental risks posed by these two substances to determine whether regulatory measures are warranted, and we and other silicones industry members are discussing with the USEPA the possibility of the silicones industry conducting certain studies to obtain relevant data. Finally, the Norwegian Climate and Pollution Agency has published a November 2011 study that identifies D4 and D5 as potential candidates for listing as persistent organic pollutants pursuant to the Stockholm Convention on Persistent Organic Pollutants (the “Stockholm Convention”), an international treaty aimed at eliminating or minimizing the release of organic chemicals that are toxic, resistant to degradation in the environment, and transported and deposited far from the point of release. Regulation of our products containing such substances by the European Union, Canada, the United States, parties to the Stockholm Convention and/or other jurisdictions would likely reduce our sales within the jurisdiction and possibly in other geographic areas as well. These reductions in sales could be material depending upon the extent of any such additional regulations.

We participate with other companies in trade associations and regularly contribute to the research and study of the safety and environmental impact of our products and raw materials, including siloxanes. These programs are part of a program to review the environmental impacts, safety and efficacy of our products. In addition, government and academic institutions periodically conduct research on potential environmental and health concerns posed by various chemical substances, including substances we manufacture and sell. These research results are periodically reviewed by state, national and international regulatory agencies and potential customers. Such research could result in future regulations restricting the manufacture or use of our products, liability for adverse environmental or health effects linked to our products, and/or de-selection of our products for specific applications. These restrictions, liability, and product de-selection could have a material adverse effect on our business, our financial condition and/or liquidity.

Scientists periodically conduct studies on the potential human health and environmental impacts of chemicals, including products we manufacture and sell. Also, nongovernmental advocacy organizations and individuals periodically issue public statements alleging human health and environmental impacts of chemicals, including products we manufacture and sell. Based upon such studies or public statements, our customers may elect to discontinue the purchase and use of our products, even in the absence of any government regulation. Such actions could significantly decrease the demand for our products and, accordingly, have a material adverse effect on our business, financial condition, cash flows and profitability.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, of prosecution or of the ultimate outcome of litigation and other proceedings filed by or against us, including penalties or other civil or criminal sanctions, or remedies or damage awards, and adverse results in any litigation and other proceedings may materially harm our business. Litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, international trade, commercial arrangements, product liability, environmental, health and safety, joint venture agreements, labor and employment or other harms resulting from the actions of individuals or entities outside of our control. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that are subject to third-party patents or other third-party intellectual property rights. Litigation based on environmental matters or exposure to hazardous substances in the workplace or based upon the use of our products could result in significant liability for us, which could have a material adverse effect on our business, financial condition and/or profitability.

Because we manufacture and use materials that are known to be hazardous, we are subject to, or affected by, certain product and manufacturing regulations, for which compliance can be costly and time consuming. In addition, we may be subject to personal injury or  product liability claims as a result of human exposure to such hazardous materials.

We produce hazardous chemicals that require care in handling and use that are subject to regulation by many U.S. and non-U.S. national, supra-national, state and local governmental authorities. In some circumstances, these authorities must review and, in some cases approve, our products and/or manufacturing processes and facilities before we may manufacture and sell some of these chemicals. To be able to manufacture and sell certain new chemical products, we may be required, among other things, to demonstrate to the relevant authority that the product does not pose an unreasonable risk during its intended uses and/or that we are capable of manufacturing the product in compliance with current regulations. The process of seeking any necessary approvals can be costly, time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. New laws and regulations may be introduced in the future that could result in additional compliance costs, bans on product sales or use, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution or sale of our products and could increase our customers’ efforts to find less hazardous substitutes for our products. We are subject to ongoing reviews of our products and manufacturing processes.

Products we have made or used could be the focus of legal claims based upon allegations of harm to human health. While we cannot predict the outcome of suits and claims, we believe that we maintain adequate reserves, in accordance with our policy, to address litigation and are adequately insured to cover foreseeable future claims. However, an unfavorable outcome in these litigation matters could have a material adverse effect on our business, financial condition and/or profitability and cause our reputation to decline.

We are subject to claims from our customers and their employees, environmental action groups and neighbors living near our production  facilities.

We produce and use hazardous chemicals that require appropriate procedures and care to be used in handling them or in using them to manufacture other products. As a result of the hazardous nature of some of the products we produce and use, we may face claims relating to incidents that involve our customers’ improper handling, storage and use of our products. Additionally, we may face lawsuits alleging personal injury or property damage by neighbors living near our production facilities. These lawsuits could result in substantial damage awards against us, which in turn could encourage additional lawsuits and could cause us to incur significant legal fees to defend such lawsuits, either of which could have a material adverse effect on our business, financial condition and/or profitability. In addition, the activities of environmental action groups could result in litigation or damage to our reputation.

As a global business, we are subject to numerous risks associated with our international operations that could have a material adverse effect on our business.

We have significant manufacturing and other operations outside the United States. Some of these operations are in jurisdictions with unstable political or economic conditions. There are numerous inherent risks in international operations, including, but not limited to:

•	exchange controls and currency restrictions;

•	currency fluctuations and devaluations;

•	tariffs and trade barriers;

•	export duties and quotas;

•	changes in local economic conditions;

•	changes in laws and regulations;

•	exposure to possible expropriation or other government actions;

•	hostility from local populations;

•	diminished ability to legally enforce our contractual rights in non-U.S. countries;

•	restrictions on our ability to repatriate dividends from our subsidiaries;

•	unsettled political conditions and possible terrorist attacks against U.S. interests; and

•	natural disasters or other catastrophic events.

Our international operations expose us to different local political and business risks and challenges. For example, we face potential difficulties in staffing and managing local operations, and we have to design local solutions to manage credit risks of local customers and distributors. In addition, some of our operations are located in regions that may be politically unstable, having particular exposure to riots, civil commotion or civil unrests, acts of war (declared or undeclared) or armed hostilities or other national or international calamity. In some of these regions, our status as a U.S. company also exposes us to increased risk of sabotage, terrorist attacks, interference by civil or military authorities or to greater impact from the national and global military, diplomatic and financial response to any future attacks or other threats.

Some of our operations are located in regions with particular exposure to natural disasters such as storms, floods, fires and earthquakes. It would be difficult or impossible for us to relocate these operations and, as a result, any of the aforementioned occurrences could materially adversely affect our business.

In addition, intellectual property rights may be more difficult to enforce in non-U.S. or non-Western Europe countries.

Our overall success as a global business depends, in part, upon our ability to succeed under different economic, social and political conditions. We may fail to develop and implement policies and strategies that are effective in each location where we do business, and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to foreign currency risk.

In 2012, approximately 68% of our net sales originated outside the United States. In our consolidated financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, at a constant level of business, our reported international revenues and earnings would be reduced because the local currency would translate into fewer U.S. dollars.

In addition to currency translation risks, we incur a currency transaction risk whenever one of our operating subsidiaries enters into a purchase or a sales transaction or indebtedness transaction using a different currency from the currency in which it records revenues. Given the volatility of exchange rates, we may not manage our currency transaction and/or translation risks effectively, and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations, including our tax obligations. Since most of our indebtedness is denominated in U.S. dollars, a strengthening of the U.S. dollar could make it more difficult for us to repay our indebtedness.

We have entered and expect to continue to enter into various hedging and other programs in an effort to protect against adverse changes in the non-U.S. exchange markets and attempt to minimize potential material adverse effects. These hedging and other programs may be unsuccessful in protecting against these risks. Our results of operations could be materially adversely affected if the U.S. dollar strengthens against non-U.S. currencies and our protective strategies are not successful. Likewise, a strengthening U.S. dollar provides opportunities to source raw materials more cheaply from foreign countries.

The European debt crisis and related European financial restructuring efforts have contributed to instability in global credit markets and may cause the value of the Euro to further deteriorate. If global economic and market conditions, or economic conditions in Europe, the United States or other key markets remain uncertain or deteriorate further, the value of the Euro and the global credit markets may weaken. While we do not transact a significant amount of business in Greece, Italy or Spain, the general financial instability in those countries could have a contagion effect on the region and contribute to the general instability and uncertainty in the European Union. If this were to occur, it could adversely affect our European customers and suppliers and in turn have a materially adverse effect on our international business and results of operations.

Increased energy costs could increase our operating expenses, reduce net income and negatively affect our financial condition.

Natural gas and electricity are essential to our manufacturing processes, which are energy-intensive. Oil and natural gas prices have fluctuated greatly over the past several years and we anticipate that they will continue to do so. Our energy costs represented approximately 7% of our total cost of sales for the years ended December 31, 2012, 2011 and 2010, respectively.

Our operating expenses will increase if our energy prices increase. Increased energy prices may also result in greater raw materials costs. If we cannot pass these costs through to our customers, our profitability may decline. In addition, increased energy costs may also negatively affect our customers and the demand for our products.

We face increased competition from other companies and from substitute products, which could force us to lower our prices, which would adversely affect our profitability and financial condition.

The markets that we operate in are highly competitive, and this competition could harm our results of operations, cash flows and financial condition. Our competitors include major international producers as well as smaller regional competitors. We may be forced to lower our selling price based on our competitors’ pricing decisions, which would reduce our profitability. This has been further magnified by the impact of the recent global economic downturn, as companies have focused more on price to retain business and market share. In addition, we face competition from a number of products that are potential substitutes for our products. Growth in substitute products could adversely affect our market share, net sales and profit margins.

There is also a trend in our industries toward relocating manufacturing facilities to lower cost regions, such as Asia, which may permit some of our competitors to lower their costs and improve their competitive position. Furthermore, there has been an increase in new competitors based in these regions.

Some of our competitors are larger, have greater financial resources, have a lower cost structure, and/or have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within our industry and in the economy as a whole. If we do not compete successfully, our operating margins, financial condition, cash flows and profitability could be adversely affected. Furthermore, if we do not have adequate capital to invest in technology, including expenditures for research and development, our technology could be rendered uneconomical or obsolete, negatively affecting our ability to remain competitive.

We have achieved significant cost savings as a result of the Shared Services Agreement with MSC and expect additional cost savings from our strategic initiatives. If the Shared Services Agreement is terminated or we are unable to achieve cost savings from our strategic initiatives, it could have a negative effect on our business operations, results of operations, and financial condition.

In connection with the closing of the Momentive Combination, we entered into the Shared Services Agreement with MSC, as amended on March 17, 2011, pursuant to which we provide to MSC and MSC provides to us, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, technology development, legal and procurement services. We have achieved significant cost savings under the Shared Services Agreement with MSC, including savings related to shared services and logistics optimization, best-of-source contractual terms, procurement savings, regional site rationalization, administrative and overhead savings. The Shared Services Agreement is subject to termination by MSC (or us), without cause, on not less than thirty days prior written notice subject to a one year transition assistance period and expires in October 2015 (subject to one-year renewals every year thereafter, absent contrary notice from either party). If the Shared Services Agreement is terminated or expires without renewal, it could have a negative effect on our business, results of operations and financial condition, as we would need to replace the services provided by MSC, and would lose the benefits generated under the agreement at the time.

Furthermore, we have not yet realized all of the cost savings and synergies we expect to achieve from our strategic initiatives. A variety of risks could cause us not to realize the expected cost savings and synergies, including but not limited to, higher than expected severance costs related to staff reductions; higher than expected retention costs for employees that will be retained; higher than expected stand-alone overhead expenses; delays in the anticipated timing of activities related to our cost-saving plan; and other unexpected costs associated with operating our business. If we are unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, it would adversely affect our profitability and financial condition.

In addition, while we have been successful in reducing costs and generating savings, factors may arise that may not allow us to sustain our current cost structure. As market and economic conditions change, we may also launch other cost saving initiatives. To the extent we are permitted to include the pro forma impact of cost savings initiatives in the calculation of financial covenant ratios or incurrence tests under our secured revolving credit facilities or indentures, our failure to realize such savings could impact our compliance with such covenants or tests.

Our success depends in part on our ability to protect our intellectual property rights, and our inability to enforce these rights could have a material adverse effect on our competitive position.

We rely on the patent, trademark, copyright and trade-secret laws of the United States and the countries where we do business to protect our intellectual property rights. We may be unable to prevent third parties from using our intellectual property without our authorization. The unauthorized use of our intellectual property could reduce any competitive advantage we have developed, reduce our market share or otherwise harm our business. In the event of unauthorized use of our intellectual property, litigation to protect or enforce our rights could be costly, and we may not prevail.

Many of our technologies are not covered by any patent or patent application, and our issued and pending U.S. and non-U.S. patents may not provide us with any competitive advantage and could be challenged by third parties. Our inability to secure issuance of our pending patent applications may limit our ability to protect the intellectual property rights these pending patent applications were intended to cover. Our competitors may attempt to design around our patents to avoid liability for infringement and, if successful, our competitors could adversely affect our market share. Furthermore, the expiration of our patents may lead to increased competition.

Our pending trademark applications may not be approved by the responsible governmental authorities and, even if these trademark applications are granted, third parties may seek to oppose or otherwise challenge these trademark applications. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to protect our products and their associated trademarks and impede our marketing efforts in those jurisdictions.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark or copyright protection. We also rely on unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements are limited in duration and could be breached, and may not provide meaningful protection of our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available if there is an unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge about our trade secrets through independent development or by legal means. The failure to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have a material adverse effect on our business by jeopardizing critical intellectual property.

Where a product formulation or process is kept as a trade secret, third parties may independently develop or invent and patent products or processes identical to our trade-secret products or processes. This could have an adverse impact on our ability to make and sell products or use such processes and could potentially result in costly litigation in which we might not prevail.

We could face intellectual property infringement claims that could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

Our production processes and products are specialized; however, we could face intellectual property infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technology. If we were subject to an infringement suit, we may be required to change our processes or products, or stop using certain technologies or producing the infringing product entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could cause our customers to seek other products that are not subject to infringement suits. Any infringement suit could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on certain of our key executives and our ability to attract and retain qualified employees.

Our ability to operate our business and implement our strategies depends, in part, on the skills, experience and efforts of Craig O. Morrison, our Chief Executive Officer and President, and William H. Carter, our Chief Financial Officer, and other key members of our leadership team. We do not maintain any key-man insurance on any of these individuals. In addition, our success will depend on, among other factors, our ability to attract and retain other managerial, scientific and technical qualified personnel, particularly research scientists, technical sales professionals and engineers who have specialized skills required by our business and focused on the industries in which we compete. Competition for qualified employees in the materials industry is intense and the loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business or business prospects. Further, if any of these executives or employees joins a competitor, we could lose customers and suppliers and incur additional expenses to recruit and train personnel, who require time to become productive and to learn our business.

Our and MSC’s majority shareholder’s interest may conflict with or differ from our interests.

Apollo controls our ultimate parent company, Momentive Performance Materials Holdings LLC, or Momentive Holdings, which indirectly owns 100% of our common equity. In addition, representatives of Apollo comprise a majority of our directors. As a result, Apollo can control our ability to enter into significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. The interests of Apollo and its affiliates could conflict with or differ from our interests. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us.

Our ultimate parent company, Momentive Holdings, is also the ultimate parent company of our affiliate, MSC. Therefore, in addition to controlling our activities through its control of Momentive Holdings, Apollo can also control the activities of MSC through this same ownership and control structure. There can be no assurance that Apollo (and our senior management team, many of whom hold the same position with, or also provide services to, MSC) will not decide to focus its attention and resources on matters relating to MSC or Momentive Holdings that otherwise could be directed to our business and operations. If Apollo determines to focus attention and resources on MSC or any new business lines of MSC instead of us, it could adversely affect our ability to expand our existing business or develop new business.

Additionally, Apollo is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly with us. Apollo may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Additionally, even if Apollo invests in competing businesses through Momentive Holdings, such investments may be made through MSC or a newly-formed subsidiary of Momentive Holdings. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor.

So long as Apollo continues to indirectly own a significant amount of the equity of Momentive Holdings, even if such amount is less than 50%, they will continue to be able to substantially influence or effectively control our ability to enter into any corporate transactions.

Because our equity securities are not and will not be registered under the securities laws of the United States or in any other jurisdiction and are not listed on any U.S. securities exchange, we are not subject to certain of the corporate governance requirements of U.S. securities authorities or to any corporate governance requirements of any U.S. securities exchanges.

The diversion of our key personnel’s attention to other businesses could adversely affect our business and results of operations.

Certain members of our senior management team, including Mr. Morrison, our Chief Executive Officer and President, and Mr. Carter, our Chief Financial Officer, and other individuals who provide substantial services to our business, act in the same or similar capacities for, and are employed by, our affiliate, MSC. Certain of our employees, who provide substantial services to our business, also act in the same or similar capacities and provide services with respect to MSC. The services of such individuals are provided by us to MSC, or by MSC to us, pursuant to the Shared Services Agreement. Any or all of these individuals may be required to focus their time and energies on matters relating to MSC that otherwise could be directed to our business and operations. If the attention of our senior management team, and/or such other individuals providing substantial services to our business, is significantly diverted from their responsibilities to us, it could affect our ability to service our existing business and develop new business, which could have a material adverse effect on our business and results of operations. We cannot assure you that the implementation of the Shared Services Agreement will not be disruptive to our business.

If we fail to extend or renegotiate our collective bargaining agreements with our works councils and labor unions as they expire  from time to time, if disputes with our works councils or unions arise, or if our unionized or represented employees were to engage in a strike or other work stoppage, our business and operating results could be materially adversely affected.

As of December 31, 2012, approximately 45% of our employees were unionized or represented by works councils that were covered by collective bargaining agreements. In addition, some of our employees reside in countries in which employment laws provide greater bargaining or other employee rights than the laws of the United States. These rights may require us to expend more time and money altering or amending employees’ terms of employment or making staff reductions. For example, most of our employees in Europe are represented by works councils, which generally must approve changes in conditions of employment, including restructuring initiatives and changes in salaries and benefits. A significant dispute could divert our management’s attention and otherwise hinder our ability to conduct our business or to achieve planned cost savings.

We may be unable to timely extend or renegotiate our collective bargaining agreements as they expire. For example, a majority of our manufacturing personnel at our Sistersville, West Virginia site and our Waterford, New York and Willoughby, Ohio sites are covered by collective bargaining agreements that expire in the summer of 2014 and the summer of 2016, respectively. We also may be subject to strikes or work stoppages by, or disputes with, our labor unions in connection with these collective bargaining agreements or otherwise. In January 2011, the union at our Waterford, New York facility representing approximately 780 employees went on strike for two days in response to grievances. In addition, in January and November 2009, this union filed a variety of unfair labor practice charges against us with the National Labor Relations Board (the “NLRB”) arising from our implementation of a new wage rate schedule, a new job classification structure and a new overtime procedure at our Waterford, New York facility. In January 2010, the NLRB filed a complaint against us relating to a portion of these charges, and in July 2010 we reached a settlement with respect to these claims and the complaint was withdrawn. If we fail to extend or renegotiate our collective bargaining agreements, if additional disputes with our works councils or unions arise or if our unionized or represented workers engage in a further strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, financial position and results of operations.

Our pension plans are unfunded or under-funded, and our required cash contributions could be higher than we expect, having a material adverse effect on our financial condition and liquidity.

We sponsor various pension and similar benefit plans worldwide.

Our non-U.S. defined benefit pension plans were under-funded in the aggregate by $128 million as of December 31, 2012. Our U.S. defined benefit pension plans were under-funded in the aggregate by $87 million as of December 31, 2012.

We are legally required to make contributions to our pension plans in the future, and those contributions could be material. The need to make these cash contributions will reduce the amount of cash that would be available to meet other obligations or the needs of our business, which could have a material adverse effect on our financial condition and liquidity. In 2013, we expect to contribute approximately $4 million and $3 million to our U.S. and non-U.S. defined benefit pension plans, respectively, which we believe is sufficient to meet the minimum funding requirements as set forth in employee benefit and tax laws.

Our future funding obligations for our employee benefit plans depend upon the levels of benefits provided for by the plans, the future performance of assets set aside for these plans, the rates of interest used to determine funding levels, the impact of potential business dispositions, actuarial data and experience, and any changes in government laws and regulations. In addition, our employee benefit plans hold a significant amount of equity securities. If the market values of these securities decline, our pension expense and funding requirements would increase and, as a result, could have a material adverse effect on our business.

Any decrease in interest rates and asset returns, if and to the extent not offset by contributions, could increase our obligations under these plans. If the performance of assets in the funded plans does not meet our expectations, our cash contributions for these plans could be higher than we expect, which could have a material adverse effect on our financial condition and liquidity.

Natural or other disasters have, and could in the future disrupt our business and result in loss of revenue or higher expenses.

Any serious disruption at any of our facilities or our suppliers’ facilities due to hurricane, fire, earthquake, flood, terrorist attack or any other natural or man-made disaster could impair our ability to use our facilities and have a material adverse impact on our revenues and increase our costs and expenses. If there is a natural disaster or other serious disruption at any of our facilities or our suppliers’ facilities, it could impair our ability to adequately supply our customers and negatively impact our operating results.

For example, our manufacturing facility in Ohta, Japan and the manufacturing facilities of certain of our suppliers were impacted by the effects of the earthquake and tsunami in Japan on March 11, 2011 and related events. Our Ohta facility is one of three facilities globally where we internally produce siloxane, a key intermediate required in our manufacturing process of silicones. We also produce a variety of finished silicone products at this plant, including highly specialized silicone products. We are currently able to shift only certain amounts of production to our other facilities throughout the world over the short term. Our Ohta plant, which is approximately 230 kilometers away from the nuclear power plant at Fukushima, Japan that incurred significant damage as a result of the earthquake, is our closest facility to the area affected by the earthquake and tsunami. We also have manufacturing and research facilities in Kozuki and Kobe, Japan that produce quartz products, and administration offices in Tokyo, Nagoya and Fukuoka, Japan, none of which were significantly impacted by the earthquake. In addition, our manufacturing facilities, primarily those located in the Asia Pacific region, purchase certain raw materials from suppliers throughout Japan. Our sales, operating income and Adjusted EBITDA in the first half of 2011 were reduced by approximately $31 million, $16 million and $16 million, respectively, as a result of the earthquake and related events, primarily due to power, transportation and other supply-related issues, along with reduced demand from Japanese customers impacted by the earthquake. Normal plant operations at our Ohta facility were restored in early May 2011 but uncertainty in Japan continues primarily with respect to the country’s energy infrastructure. To the extent further events or actions in Japan occur that impact its energy supply, including, but not limited to, rolling blackouts, restrictions on power usage, radiation exposure from nuclear power plants or the imposition of evacuation zones around such plants, it could materially and adversely affect our operations, operating results and financial condition.

In addition, many of our current and potential customers are concentrated in specific geographic areas. A disaster in one of these regions could have a material adverse impact on our operations, operating results and financial condition. Our business interruption insurance may not be sufficient to cover all of our losses from a disaster, in which case our unreimbursed losses could be substantial.

Acquisitions and joint ventures that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance. Divestitures that we pursue also may present unforeseen obstacles and costs and alter the synergies we expect to achieve from the Momentive Combination.

We have made acquisitions of related businesses, and entered into joint ventures in the past and intend to selectively pursue acquisitions of, and joint ventures with, related businesses as one element of our growth strategy. Acquisitions may require us to assume or incur additional debt financing, resulting in additional leverage and complex debt structures. If such acquisitions are consummated, the risk factors we describe above and below, and for our business generally, may be intensified.

Our ability to implement our growth strategy is limited by covenants in our secured revolving credit facilities, indentures and other indebtedness, our financial resources, including available cash and borrowing capacity, and our ability to integrate or identify appropriate acquisition and joint venture candidates.

The expense incurred in consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in our incurring unanticipated expenses and losses. Furthermore, we may not be able to realize any anticipated benefits from acquisitions or joint ventures. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with our acquisition and joint venture strategy include:

•	potential disruptions of our ongoing business and distraction of management;

•	unexpected loss of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. For example, if we were to acquire an international business, the preparation of the U.S. GAAP financial statements could require significant management resources. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Our acquisition and joint venture strategy may not be successfully received by customers, and we may not realize any anticipated benefits from acquisitions or joint ventures.

In addition we may pursue divestitures of certain of our businesses as one element of our portfolio optimization strategy. Divestitures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management. Divestitures may alter synergies we expect to achieve from the Momentive Combination.

Security breaches and other disruptions to our information technology infrastructure could interfere with our operations, and could compromise our information and the information of our customers and suppliers, exposing us to liability which would cause our business and reputation to suffer.

In the ordinary course of business, we rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain, manufacturing, distribution, invoicing, and collection of payments from customers. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the propriety business information of our customers and suppliers, as well as personally identifiable information of our customers and employees, in data centers and on information technology networks. The secure operation of these information technology networks, and the processing and maintenance of this information is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology networks and infrastructure may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to employee error or malfeasance, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations, and damage our reputation, which could adversely affect our business, financial condition and results of operations.

Limitations on our use of certain product-identifying information, including the GE name and monogram, could adversely affect our business and profitability.

Prior to December 2006, substantially all of our products and services were marketed using the GE brand name and monogram, and we believe the association with GE provided our products and services with preferred status among our customers and employees due to GE’s globally recognized brands and perceived high quality. We and GE are parties to a trademark license agreement, which was entered into in December 2006 and amended in May 2013, that grants us a limited right to, among other things, use the GE mark and monogram on our sealant, adhesive and certain other products. These rights extend for an initial term of seven years through December 3, 2013, with options that allow us to renew the license through 2023, subject to certain terms and conditions, including the payment of royalties. We also have the right to use numerous product specifications that contain the letters “GE” for the life of the respective products. While we continue to use the GE mark and monogram on these products and continue to use these product specifications, we are not able to use the GE mark and monogram on other products, use GE as part of our name or advertise ourselves as a GE company. While we have not yet experienced any significant loss of business as a result of our limited use of the GE mark and monogram, our business could be disadvantaged in the future by the loss of association with the GE name on our sealant, adhesive and certain other products.

Risks Related to Our Indebtedness

We may be unable to generate sufficient cash flows from operations to meet our consolidated debt service payments.

We have substantial consolidated indebtedness. As of June 30, 2013, we had $3,146 million of consolidated outstanding indebtedness, including payments due within the next twelve months and short-term borrowings. Our projected annualized cash interest expense would be approximately $292 million based on our consolidated indebtedness and interest rates at June 30, 2013 without giving effect to any subsequent borrowings under our secured revolving credit facilities, of which $288 million would represent cash interest expense on fixed-rate obligations.

Our ability to generate sufficient cash flows from operations to make scheduled debt service payments depends on a range of economic, competitive and business factors, many of which are outside of our control. Continued or increased weakness in economic conditions and our performance beyond our expectations would exacerbate these risks. Our business may generate insufficient cash flows from operations to meet our debt service and other obligations, and currently anticipated cost savings, working capital reductions and operating improvements may not be realized on schedule, or at all. Although in the past we have generally generated sufficient cash flows from operations to make scheduled debt service payments, in the twelve months ended June 30, 2013, our Segment EBITDA was insufficient to cover our interest expense, and we may continue to experience such shortfalls in the future. To the extent our cash flow from operations is insufficient to fund our debt service obligations, aside from our current liquidity, we would be dependent on outside capital to meet the funding of our debt service obligations and to fund capital expenditures and other obligations. As a result, unless our cash flow from operations improves, we may be forced to reduce or delay capital expenditures, sell assets, raise debt or equity capital or seek to restructure or refinance our indebtedness. These affirmative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

If we are unable to meet our expenses and debt service obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or issue additional equity securities. We may be unable to refinance any of our indebtedness, sell assets or issue equity securities on commercially reasonable terms, or at all, which could cause us to default on our obligations and result in the acceleration of our debt obligations. Our inability to generate sufficient cash flows to satisfy our outstanding debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.

Availability under the ABL Facility is subject to a borrowing base based on a specified percentage of eligible accounts receivable and inventory and, in certain foreign jurisdictions, machinery and equipment. As of June 30, 2013, the borrowing base reflecting various reserves was determined to be approximately $270 million, and we had $70 million of drawn letters of credit and $35 million of revolver borrowings under the ABL Facility. However, the borrowing base (including various reserves) will be updated on a monthly basis, so the actual borrowing base could be lower in the future. To the extent the borrowing base is lower than we expect, that could significantly impair our liquidity.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

Our substantial consolidated indebtedness and other commitments and obligations could have other important consequences, including but not limited to the following:

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we are more highly leveraged than many of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy;

•	a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes;

•	it may restrict us from making strategic acquisitions, introducing new technologies, or exploiting business opportunities;

•	it may make it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•	it may adversely affect terms under which suppliers provide material and services to us;

•	it may limit our ability to borrow additional funds or dispose of assets; and

•	it may limit our ability to fully achieve possible cost savings from the Momentive Combination.

There would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

Despite our substantial indebtedness, we may still be able to incur significant additional indebtedness. This could intensify the risks described above and below.

We may be able to incur substantial additional indebtedness in the future. Although the terms governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to numerous qualifications and exceptions, and the indebtedness we may incur in compliance with these restrictions could be substantial. Increasing our indebtedness could intensify the risks described above and below.

The terms governing our outstanding debt, including restrictive covenants, may adversely affect our operations.

The terms governing our outstanding debt contain, and any future indebtedness we incur would likely contain, numerous restrictive covenants that impose significant operating and financial restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other distributions to our stockholders;

•	create or incur certain liens;

•	make certain loans, acquisitions, capital expenditures or investments;

•	engage in sales of assets and subsidiary stock;

•	enter into sale/leaseback transactions;

•	enter into transactions with affiliates; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

We may be unable to maintain compliance with the financial maintenance covenants in our secured revolving credit facilities, which could result in an event of default under the credit agreements governing such facilities that, if not cured or waived, would have a material adverse effect on our business, financial condition and results of operations.

The credit agreement governing the ABL Facility requires us to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 at any time when the availability is less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $27 million. The fixed charge coverage ratio under the agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on a last twelve months, or LTM, basis. Because we do not currently meet such ratio, we do not currently expect to allow our availability under the ABL Facility to fall below such levels.

A breach of our fixed charge coverage ratio covenant, if in effect, would result in an event of default under our ABL Facility. Pursuant to the terms of the credit agreement governing the ABL Facility, our direct parent company will have the right, but not the obligation, to cure such default through the purchase of additional equity in up to three of any four consecutive quarters. If a breach of a fixed charge coverage ratio covenant is not cured or waived, or if any other event of default under the ABL Facility occurs, the lenders under such credit facility:

•	would not be required to lend any additional amounts to us;

•

could elect to declare all borrowings outstanding under such ABL Facility, together with accrued and unpaid interest and fees, due and payable and could demand cash collateral for all letters of credit issued thereunder;

•	could apply all of our available cash that is subject to the cash sweep mechanism of the ABL Facility to repay these borrowings; and/or

•	could prevent us from making payments on our notes;

any or all of which could result in an event of default under our notes.

The ABL Facility also provides for “springing control” over the cash in our deposit accounts constituting collateral for the ABL Facility, and such cash management arrangements include a cash sweep at any time that availability under the ABL Facility is less than the greater of (1) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (2) $27 million. Such cash sweep, if in effect, will cause all our available cash to be applied to outstanding borrowings under the ABL Facility. If we satisfy the conditions to borrowing under the ABL Facility while any such cash sweep is in effect, we may be able to make additional borrowings under the ABL Facility to satisfy our working capital and other operational needs. If we do not satisfy the conditions to borrowing, we will not be permitted to make additional borrowings under the ABL Facility, and we will not have sufficient cash to satisfy our working capital and other operational needs. The availability threshold for triggering a cash sweep is the same availability threshold for triggering the fixed charge coverage ratio covenant under the ABL Facility. Since we currently do not satisfy the fixed charge coverage ratio covenant, such failure would constitute a default under the ABL Facility, and such default would result in a failure to satisfy the conditions to borrowing under the ABL Facility. Accordingly, if our availability falls below this threshold, our cash will be swept pursuant to the cash management provisions under the ABL Facility and we would not be permitted to make additional borrowings under the ABL Facility, resulting in our failure to have sufficient cash to satisfy our working capital and other operational needs.

The terms governing our indebtedness limit our ability to sell assets and also restrict the use of proceeds from that sale, including restrictions on transfers from us to MSC and vice versa. We may be unable to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations. Furthermore, a substantial portion of our assets is, and may continue to be, intangible assets. Therefore, it may be difficult for us to pay our consolidated debt obligations in the event of an acceleration of any of our consolidated indebtedness.

In addition, the financial maintenance covenant in the credit agreement governing our Cash Flow Facility provides that beginning in the third quarter of 2014, the first full quarter following the one year anniversary of our entry into the Cash Flow Facility, at any time that loans are outstanding under the facility, we will be required to maintain a specified net first-lien indebtedness to Adjusted EBITDA ratio, referred to as the “Senior Secured Leverage Ratio.” Specifically, the ratio of our “Total Senior Secured Net Debt” (as defined in the credit agreement) to trailing twelve-month Adjusted EBITDA (as adjusted per the credit agreement) may not exceed 5.25 to 1 as of the last day of the applicable quarter (beginning with the last day of the third quarter of 2014). Although we were not required to meet such ratio requirement, as of June 30, 2013, we had a Senior Secured Leverage Ratio of 4.39 to 1 under the Cash Flow Facility. If business conditions remain weak or deteriorate, we may not be able to comply with the leverage ratio covenant under the Cash Flow Facility when it becomes effective beginning with the third quarter of 2014. If we are at risk of failing to comply with our leverage ratio covenant, we would pursue additional cost saving actions, restructuring initiatives or other business or capital/debt structure optimization measures available to us to remain in compliance with this covenant, but any such measures may be unsuccessful or may be insufficient to maintain compliance with our leverage ratio covenant.

A failure to comply with the leverage ratio covenant or the other covenants contained in the credit agreement governing the Cash Flow Facility, the indentures governing our notes or other existing indebtedness could result in an event of default under the existing agreements that, if not cured or waived, would have a material adverse effect on our business, financial condition and results of operations.

The breach of such leverage ratio covenant would result in an event of default under the Cash Flow Facility if we had any exposure thereunder. Pursuant to the terms of the credit agreement governing the Cash Flow Facility, our direct parent company has the right, but not the obligation, to cure such default through the purchase of additional equity in up to three of any four consecutive quarters. If a breach of the leverage ratio covenant is not cured or waived, or if any other event of default under the Cash Flow Facility occurs, the lender under such credit facility:

•	would not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding under such revolving credit facility, together with accrued and unpaid interest and fees, due and payable;

•	could require us to apply all of our available cash to repay these borrowings; and/or

•	could prevent us from making payments on our notes;

any or all of which could result in an event of default under our notes.

If the indebtedness under the ABL Facility, the Cash Flow Facility or our existing notes were to be accelerated after an event of default, our respective assets may be insufficient to repay such indebtedness in full and our lenders could foreclose on the assets pledged under the applicable facility. Under these circumstances, a refinancing or additional financing may not be obtainable on acceptable terms, or at all, and we may be forced to explore a restructuring.

We may be unable to generate sufficient cash flows from operations to pay dividends or distributions to our direct parent company in amounts sufficient for it to pay its debt.

Our direct parent company has incurred substantial indebtedness, and likely will need to rely upon distributions from us to pay such indebtedness. As of June 30, 2013, the aggregate principal amount outstanding of MPM Holdings’ PIK notes due June 2017 was $809 million. These notes accrue interest in-kind until maturity and will increase our direct parent’s debt over time.

We and our subsidiaries may not generate sufficient cash flows from operations to pay dividends or distributions in amounts sufficient to allow our direct parent company to pay principal and cash interest on its debt upon maturity. See “We may be unable to generate sufficient cash flows from operations to meet our consolidated debt service payments.” above. To the extent that we need to utilize our cash flow to fund our cash flow needs, we would not expect to be able to pay dividends to our parent. In addition, the restricted payments covenant in the indentures governing our notes, as well as similar restrictions in our secured revolving credit facilities, generally limit our ability to pay dividends to our parent except out of 50% of our cumulative net income and certain baskets. If we are unable to generate net income significantly in excess of our historical performance, which would require significant improvement in industry conditions and our performance, these covenants would likely prohibit us from providing distributions to our parent. If our direct parent company is unable to meet its debt service obligations, it could attempt to restructure or refinance their indebtedness or seek additional equity capital. It may be unable to accomplish these actions on satisfactory terms, if at all. A default under our direct parent company’s debt instruments could lead to a change of control under our debt instruments and lead to an acceleration of all outstanding loans under our secured revolving credit facilities and other indebtedness.

Repayment of our debt, including required principal and interest payments, depends on cash flows generated by our subsidiaries, which may be subject to limitations beyond our control.

Our subsidiaries own a significant portion of our consolidated assets and conduct a significant portion of our consolidated operations. Repayment of our indebtedness depends, to a significant extent, on the generation of cash flows and the ability of our subsidiaries to make cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments on our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from subsidiaries. While there are limitations on the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make intercompany payments, these limitations are subject to certain qualifications and exceptions. In the event that we are unable to receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our indebtedness exposes us to interest expense increases if interest rates increase.

As of June 30, 2013, $78 million, or approximately 2%, of our borrowings, were at variable interest rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease. An increase of 1% in the interest rates payable on our variable rate indebtedness would increase our annual estimated debt-service requirements by $1 million assuming our consolidated variable interest rate indebtedness outstanding as of June 30, 2013 remains the same.

A downgrade in our debt ratings could restrict our access to, and negatively impact the terms of, current or future financings or trade credit.

Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service (“Moody’s”) maintain credit ratings on us and certain of our debt. Each of these ratings is currently below investment grade. Our ratings by S&P and Moody’s were downgraded in 2012. Any decision by these ratings agencies to downgrade such ratings or put them on negative watch in the future could restrict our access to, and negatively impact the terms of, current or future financings and trade credit extended by our suppliers of raw materials or other vendors.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3.	Defaults Upon Senior Securities.

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

None.

Item 6.	Exhibits.

INDEX TO EXHIBITS

Exhibit Number	Description

10.1*‡	Amendment No. 1 to Trademark License Agreement dated December 3, 2006 by and among GE Monogram Licensing International, Momentive Performance Materials Inc., and General Electric Company, effective as of May 17, 2013

31.1*	Rule 13a-14(a)/15d-14(a) certification of Principal Executive Officer

31.2*	Rule 13a-14(a)/15d-14(a) certification of Principal Financial Officer

32*	Section 1350 certification of Principal Executive Officer and Principal Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

*	Filed herewith
‡	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 13, 2013

MOMENTIVE PERFORMANCE MATERIALS INC.

BY:	/s/ WILLIAM H. CARTER
William H. Carter

Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Exhibit 10.1

AMENDMENT NO 1 (this Amendment) to TRADEMARK LICENSE AGREEMENT dated December 3, 2006 (the Original License Agreement) by and among GE Monogram Licensing International, a Delaware corporation (Monogram), Momentive Performance Materials Inc., a Delaware corporation (Momentive) and General Electric Company, a New York corporation (GE). This Amendment shall become effective as of the “GE/MPM Closing”, as that term is defined in the ASM Transfer Agreement described below.

WHEREAS, the Original License Agreement was originally entered into on December 3, 2006 among Monogram, GE and Momentive Performance Materials Holdings Inc., a Delaware corporation (Momentive Holdings);

WHEREAS, on March 29, 2007, Momentive Holdings transferred to Momentive and thereby relinquished all of its right, title and interest in the Original License Agreement, and Momentive assumed and agreed to pay, discharge, and perform in accordance with its terms, all liabilities and obligations of Momentive Holdings pursuant to or arising out of the Original License Agreement;

WHEREAS, pursuant to the ASM Transfer Agreement dated as of May 17, 2013, the parties thereto agreed that upon the GE/MPM Closing referred to therein the parties would amend the Original License Agreement as provided herein;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound agree as follows:

1.	Section 1 of the Original License Agreement is hereby amended by deleting the definitions of “Option” and “Renewal Period”, by deleting the reference to “Section 19.3” in the definition of “Sell-Off Period” and replacing it with a reference to “Section 19.2”, and by deleting the definition of “Reporting Period” and replacing it with the following:

““Reporting Period” means each calendar quarter (January through March, April through June, July through September, and October through December) of each Contract Year in the Initial Renewal Period, if any, the Final Renewal Period, if any, and any Sell-Off Period.”

2.	Section 2.1 of the Original License Agreement is hereby amended by deleting the words “[***], during the Renewal Period” and replacing them with “[***], during the Initial Renewal Period, if any, and the Final Renewal Period, if any,”.

3.	Section 3.3 of the Original License Agreement is hereby amended to delete the second sentence thereof and replace it with the following: “[***].”

*	Confidential treatment has been requested with respect to portions of this agreement as indicated by “[***]” and such confidential portions have been deleted and filed separately with the Securities and Exchange Commission pursuant to Rule 12b-6 of the Securities and Exchange Act of 1934, as amended.

4.	Section 4.1(a) of the Original License Agreement is hereby deleted in its entirety and replaced with the following:

“(a) Unless terminated or extended as herein provided, in relation to the license rights granted pursuant to Section 2.1(a) the initial term of the Agreement commences at 12:00 A.M Eastern Standard Time on December 3, 2006 (the “Commencement Date”) and continues for seven (7) years thereafter (“Initial Term”), with an option (“Initial Option”) to renew for an additional five (5) year period (the “Initial Renewal Period”) and, if Acquiror exercises the Initial Option, a subsequent option (“Second Option”) to renew for an additional five (5) year period (the “Final Renewal Period”) for a total seventeen (17) years if both the Initial Option and the Second Option are exercised. The Initial Option must be exercised in writing by Acquiror to Monogram Licensing no later than ninety (90) days before the end of the Initial Term. The Second Option must be exercised in writing by Acquiror to Monogram Licensing no later than ninety (90) days before the end of the Initial Renewal Period.

5.	Section 5.2 of the Original License Agreement is hereby amended by adding the phrase: “(“Original Quality”) or, during the Final Renewal Period, if any, the higher of the Original Quality or the quality standards observed for products in the middle range of quality for their applicable product categories within the industry (“Industry Quality”)” to the end of the first sentence.

6.	Section 5.4 of the Original License Agreement is hereby amended by adding the phrase: “(“Original Standard”) or, during the Final Renewal Period, if any, the higher of the Original Standard or that observed for products at least in the middle range of quality for their applicable product categories within the industry” to the end of the first sentence and by deleting the final sentence of that Section and replacing it with the following:

“Monogram Licensing acknowledges that the Licensed Products Using the Licensed Marks Sold on or prior to the Purchase Agreement Date meet the Original Standard.”

7.	Section 5.8(a) of the Original License Agreement is hereby amended by deleting the final sentence of that Section and replacing it with the following:

“Monogram Licensing shall not question any Licensed Product that meets or exceeds the Original Quality or, during the Final Renewal Period, if any, the higher of the Original Quality or the Industry Quality.”

8.	Section 6.2 of the Original License Agreement is hereby amended by adding the following phrase: “or during the Final Renewal Period, if any, six (6) months; provided however that if it is not reasonably practicable to update any such materials within such six (6) month period because such materials are not software-based, then Acquiror shall be permitted to distribute such material for up to eighteen (18) months” to the end of the last sentence and by adding the following phrase as a new, last sentence: “For purposes of this Section 6.2, “software-based” shall mean related to computer software, programs and databases in any form including Internet web sites, web site content, member of user lists and information associated therewith, links, source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, and data formats whether in source code, object code or human readable form.”

2

9.	Section 7.1 of the Original License Agreement is hereby amended by deleting the words “during the Renewal Period, if any, and any Sell-Off Period only,” in the first sentence and replacing them with the following: “solely during (a) the Initial Renewal Period, if any, (b) the Final Renewal Period, if any, and (c) any Sell-Off Period,”.

10.	Section 8.1 of the Original License Agreement is hereby amended by deleting the words “In the event that the Option is exercised, then during the Renewal Period, if any,” and replacing them with the following: “In the event that the Initial Option is exercised, then during the Initial Renewal Period, if any, in the event that the Second Option is exercised, then during the Final Renewal Period, if any,”.

11.	Section 8.3 of the Original License Agreement is hereby amended by deleting the words “During the Renewal Period, if any,” in the first sentence and replacing them with the following: “During the Initial Renewal Period, if any, the Final Renewal Period, if any,”.

12.	All capitalized terms used herein shall have the meanings ascribed in the Original License Agreement.

13.	Unless expressly set forth herein, all other provisions of the Original License Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized representatives on the dates and at the places indicated below.

GE MONOGRAM LICENSING INTERNATIONAL

By:	/s/ Cecilia Vega
Name:	Cecilia Vega
Title:	Vice President
Date:	May 17, 2013
At:

GENERAL ELECTRIC COMPANY

By:	/s/ Robert Duffy
Name:	Robert Duffy
Title:	Vice President
Date:	May 17, 2013
At:

MOMENTIVE PERFORMANCE MATERIALS INC.

By:	/s/ Craig Morrison
Name:	Craig Morrison
Title:	President and Chief Executive Officer
Date:	May 17, 2013
At:

3

Exhibit 31.1

CERTIFICATION PURSUANT

TO RULE 13a-14(a) OF THE EXCHANGE ACT

I, Craig O. Morrison, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Momentive Performance Material Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

DATE: August 13, 2013	/s/ CRAIG O. MORRISON
Craig O. Morrison
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT

TO RULE 13a-14(a) OF THE EXCHANGE ACT

I, William H. Carter, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Momentive Performance Material Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

DATE: August 13, 2013	/s/ WILLIAM H. CARTER
William H. Carter
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of Momentive Performance Material Inc. for the quarter ended June 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Rule 13a and 15 (d) of the Securities Exchange Act of 1934;

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations.

/s/ CRAIG O. MORRISON	/s/ WILLIAM H. CARTER
Craig O. Morrison	William H. Carter
Chief Executive Officer	Chief Financial Officer

DATE: August 13, 2013	DATE: August 13, 2013

A signed original of this written statement required by Section 906 has been provided to Momentive Performance Materials Inc. and will be retained by Momentive Performance Materials Inc. and furnished to the Securities and Exchange Commission or its staff upon request.